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06035450

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 0 5 2006
WASH, D.C. 190

FORM 6-K

P.E. 5-1-06

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2006 (Third Filing)

PROCESSED
MAY 1 2 2006
THOMSON FINANCIAL

Commission File Number: 0-49888

Randgold Resources Limited
(Translation of registrant's name into English)

La Motte Chambers, La Motte Street, St. Helier, Jersey, JE1 1BJ, Channel Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): **X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's Form 6-K filing for the month of May 2006, and incorporated by reference herein, is:

Exhibit No.	Description	Page
1.	Randgold Resources Limited – 2005 Annual Report	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED

By: David Haddon

David Haddon
Group Company Secretary

Dated: May 4, 2006

Exhibit 1



Another piece in place

RANDGOLD RESOURCES

ANNUAL REPORT 2005



Contents

RANDGOLD RESOURCES
ANNUAL REPORT 2005



Corporate profile

Randgold Resources is an African focused gold mining and exploration business incorporated in the Channel Islands in 1995 and listed on the London Stock Exchange in 1997 and on Nasdaq in 2002.

Its discoveries to date include the 7.5 million ounce Morila deposit in southern Mali, the plus 6 million ounce Yalea deposit at Loulo in western Mali and the 3 million ounce Tongon deposit in the Côte d'Ivoire.

The company financed and developed the Morila mine which was brought into production in October 2000 and since then has produced 3.8 million ounces of gold. It also financed and developed the Loulo mine, which was officially opened in November 2005. Loulo's gold production is planned to exceed 250 000 ounces per year over six years from an open pit operation, but the development of an underground operation, scheduled to start in 2006, will significantly enhance the value and extend the life of this mine.

A prefeasibility study has been completed on the Tongon deposit and work on this project will resume during 2006 subject to the political situation in Côte d'Ivoire progressing.

Mission

Randgold Resources' focus is on the creation of value through the discovery and development of world class gold projects.



Randgold Resources has been put together piece by carefully considered piece, selected not at random but always with a clear and consistent strategic aim. Each part meshing smoothly with the next. Every detail adding depth and dimension to the big picture.

This process was designed to develop an integrated gold company capable of generating superior returns through a unique combination of exploration success, operational effectiveness and entrepreneurial flair. The process is far from complete, but it has already built a business that can justifiably claim to have set the gold standard for value creation in its industry.

2005 highlights

Net profit more than doubles to US$41 million

Attributable **gold production up 54%** at total cash cost of US$211/oz

Loulo, **second new mine** opened in five years

Loulo **underground development** scheduled to start in 2006

Morila ends year with **strong performance**

Resources added at both operations

Exploration **expands** opportunities

Balance sheet strengthened following successful equity raising

US$000	31 Dec 2005	31 Dec 2004
Gold sales	151 502	73 330
Profit from mining activity*	82 759	35 850
Exploration and corporate expenditure	24 049	16 850
Depreciation and amortisation	11 910	8 738
Net profit	40 887	18 793
Total assets	471 472	268 461
Shareholders' equity	311 132	190 215
Market capitalisation at year end	1 098 015	676 369
Basic earnings per share	0.62	0.32

* *Refer to note 25: Notes to the consolidated financial statements page 63.*



Chairman's statement



Last year Randgold Resources celebrated the tenth anniversary of its establishment and with it a remarkable record of achievements.

When this company was incorporated in 1995, it was little more than a collection of exploration permits. Ten years on, it is a major mid-tier gold business which has discovered and developed two new mines, carved out a dominant position in some of Africa's most prospective regions, built a broad global investor base and earned a reputation for creating value for its stakeholders.

> "Its long-range perspective on the industry and the courage of its convictions have given it the confidence to make those investments ahead of the curve. Loulo is a prime example of the potential benefits of this approach."

It did so, initially at least, in a stressed market and with slender resources. But as Napoleon once observed, success is not so much a matter of materials as one of personal character and relations, and this has certainly been the case at Randgold Resources. In Mark Bristow and his team, the company has what I believe to be one of the most energetic and accomplished managements in the industry. It is their dynamism that has driven Randgold Resources from a zero base to a market capitalisation which now exceeds US$1 billion, and it is their understanding of the gold business and the African continent that has enabled the company to forge productive partnerships wherever it has gone.

While Randgold Resources' growth has been rapid, it has not been precipitate. The company has executed its plans boldly, but the plans themselves have been carefully formulated and thoroughly tested against clear objectives and consistent strategies. And the strategy on which the business has been based has remained essentially unchanged since the start: it is to build real value for its shareholders on the back of sustainable organic growth.

This systematic, long term approach - and its worth - are illustrated by the company's history. Randgold Resources started by elevating its activities to the operational level by acquiring BHP Mali's assets, an acquisition funded by a placement of the company's then still unlisted stock. This was followed by an IPO and a London listing, which gave it both some seed capital as well as a functioning presence in the global capital market, enabling it to discover, finance and develop the world class Morila mine. Its subsequent secondary listing on Nasdaq significantly expanded the company's share register and confirmed its status as a fully independent business.

The Morila deposit was found by the Randgold Resources exploration team and the fact that this mine has to date produced more than 3 million ounces of gold and paid out some US$430 million to its shareholders shows the soundness of the company's creed that value is created by discovery and development. It is in pursuit of this belief that it has maintained an intensive exploration programme throughout its existence, at a time when the industry generally cut back on exploration.

Another distinctive feature of Randgold Resources is that it has continued to invest substantially in its own future - and the exploration drive is one facet of this. Its long-range perspective on the industry and the courage of its convictions have given it the confidence to make those investments ahead of the curve. Loulo is a prime example of the potential benefits of this approach. The decision to proceed with the development of the mine was taken when the market was soft; but now that the mine is in production, it is delivering gold at historically high price levels.

Gold's bull run continued in 2005 with average prices rising to US$445 per ounce from the previous year's US$409. The metal ended the year at US$513 and at the time of writing is at US$570, a 25-year high.

The factors that are driving the gold price include geopolitical instability, economic concerns and mainstream investment interest from generalist funds and the public as well as some hedge fund speculation. Physical demand has provided an underpin every time the price has made significant moves downwards. Producer forward selling has again been at a low level. For a producer, the key factor is replacing production profitably. The general cutback on exploration expenditure in the Nineties has resulted in a dearth of discoveries, especially large ones. Such new ore bodies as have been found have been relatively small and production from the areas which traditionally host large deposits, notably South Africa, has been declining for years. The environment therefore appears to be weighted in gold's favour, and it is difficult to foresee a significant downturn in its fortunes in the short to medium term.

Against this background, we expect that 2006 will be another good year for Randgold Resources. The Morila joint venture will continue to be a healthy cash generator and Loulo will weigh in with a substantial contribution. The successful equity placement of 2005 has strengthened the company's balance sheet, giving it a sound base from which to grasp the next generation of growth opportunities. Foremost among these is the underground development at Loulo, preparatory work on which has started. When the current unrest in the Côte d'Ivoire is ended, the feasibility stage Tongon project will be advanced. And in the meantime, the company's extensive exploration programmes will continue to generate prospects for the future.

For a business to be truly successful it has to be more than merely profitable, however: it must also be a responsible citizen and a good neighbour. This is particularly true for those companies operating in emerging markets, where a constructive partnership between the providers and managers of capital on the one hand, and the government and the people on the other, is an essential requirement for an economic environment in which business can create prosperity for all. Randgold Resources is a great believer in such relationships and has contributed more than US$1 billion to the economies of countries where it is active through salaries, taxes and payments to local suppliers. This is tangible proof of its long term commitment to their sustainable development.

In return, governments need to provide an enabling environment for business to flourish. In some of the countries we work in, there are constraints to effective or efficient business. Dialogue is essential to address issues to improve the ability of investing companies to operate.

I should like to express our gratitude to the governments and the people of those countries for the support they have given us. Without that support the company could not have functioned, let alone prospered. For our part, we shall continue to do everything in our power to ensure that these partnerships are mutually beneficial.

A word of appreciation is due also to the investment community for their interest in the company and in particular to our shareholders for their faith in management's ability to maintain the creation and delivery of value. Mark Bristow and his team merit special commendation for another stellar performance at the corporate as well as the operational level. Finally, my personal thanks to my colleagues on the board, whose enormous experience of mining and finance gives context and direction to our strategic thinking.

Philippe Liétard
Chairman



Chief executive's report



While 2004 was a time of consolidation for Randgold Resources, 2005 was the year in which we spread our wings and took off again from the higher ground our efforts had established. In a year of challenges and delivery, these events and achievements were particularly notable:

- We doubled our profit year-on-year and increased attributable production by 54%.
- We opened Loulo, our second new mine in five years, and it made profits from month one.
- We finalised plans for an underground operation at Loulo and its development will start in the third quarter of 2006.
- We solved the production problems that had plagued Morila and it ended the year ahead of forecast.
- We updated the prefeasibility study on the Tongon project and confirmed that it would meet our investment criteria.
- We expanded our reserves and resources through dynamic exploration programmes.
- We strengthened our balance sheet ahead of a new growth phase through a successful equity placement.

> "Randgold Resources has developed into a fully independent, integrated business, while its management has matured into a well rounded unit that can handle the most formidable corporate and operational challenges with great dexterity."

THE FINANCIAL SCORECARD

Net profit for the year of US$40.9 million was more than double that of 2004, mainly due to a substantial rise in the profit from mining. This in turn resulted from the improvement in the gold price and a big increase in our attributable production, which rose from 204 194 ounces to 314 831, thanks to a strong performance by Morila and the fourth quarter contribution from Loulo. The profit improvement was achieved in spite of higher expenditure on exploration and Morila's first tax payment.

On the balance sheet, the substantial increase in property, plant and equipment is related mainly to the development in Loulo and is, in fact, a further reflection of the company's continued investment in its future. The balance sheet also shows cash resources of some US$152 million. Our equity offering of 8.1 million ordinary shares and American Depositary Shares, designed to raise funds for the Loulo underground development and other growth opportunities, produced US$103 million after costs and the balance of the cash came from the Morila and Loulo revenue streams.

It is worth noting that we could have taken an easier fundraising option, but that would have limited it to qualified institutions. We chose to go the fully marketed global offering route, even though this required an enormous administrative effort, to give all our current shareholders and some new ones the chance to participate.

1 *His Excellency, Amadou Toumani Touré, the President of Mali with Philippe Liétard at the opening of the Loulo Mine on 12 November 2005.*

2 *First gold pour at Loulo in September 2005.*

3 *CEO Dr Mark Bristow addresses the dignatories and thousands of guests at the official opening of Loulo.*

4 *Local residents in traditional costumes joined in the festivities.*

LOULO: ANOTHER STAR IS BORN

Our new mine at Loulo poured its first gold in September and shipped its first commercial consignment of bullion four days before its official opening by President Amadou Toumani Touré of Mali on 12 November. The mine produced just under 68 000 ounces in the December quarter at a total cash cost of US$165 per ounce.

While the start up was slightly later than originally planned, Phase 1 of the plant was sufficiently complete by the year end to allow steady gold production. This was a major achievement for our project team, considering the daunting logistical challenges presented by the remoteness of the site and the lack of infrastructure


1

2

3

4

and by the failure of the main plant contractor, which obliged us to take over the completion of Phase 2, the hard-rock crushing circuit.

Phase 2 is now scheduled for commissioning in the second quarter of 2006. Until then, production will be maintained at planned levels by feeding soft and screened ore through the Phase 1 circuit. This should ensure that the delay of the hard rock circuit will not have a negative effect on Loulo's operating budget for the year.

With production from Loulo's open pit operation now settled down, the scene is set for the next stage of the project: the development of an underground operation, which will not only significantly extend the life and enhance the value of the mine, but will elevate it to true world class status. During the course of 2005 SRK Consulting conducted a feasibility study on the underground development which confirmed our high expectations of it. Since then we have completed a detailed internal and external review of this study and have fine tuned the original design. We have budgeted US$20 million for this project in 2006, with portal construction due to start in the third quarter and the main decline development commencing in the last quarter. We expect to access the first development ore in late 2007.

In the meantime, we have continued to build the resource base at Loulo, which grew by 24% to 9.9 million ounces during the year despite the depletion by mining. The most recent round of deep drilling has returned excellent results, further defining and expanding the high grade zones.

MORILA BACK ON TRACK

After a difficult start to the year, with production stuttering as a result of persistent problems with the plant expansion project, Morila recovered strongly. Production of 651 110 ounces was well ahead of forecast and some 140 000 ounces up on 2004, and cash costs were reasonably well contained at US$221 per ounce.

The remedial measures we initiated at the mine, which included a change in the management team, are clearly taking effect, with monthly throughput in the second half of the year 10% up on the first. The plant is still not

5 Our exploration strategy is to develop good models and then establish a dominant land position.

6 Mining began at Loulo in the last quarter of 2004.

7 Loulo and the area around it remains our most prospective region.

8 Morila paid out dividends of US$90 million during the past year.

functioning at its full expanded capacity, however, so there is room for further improvement and this remains a key management issue.

The other major focus at Morila is the continuing hunt for more ounces. Last year we came close to replacing the reserves that were depleted, and we believe there is still a considerable upside in the lease area. We currently have a two pronged exploration strategy there: we are looking closely at the known mineralisation around the margins of the mine, and we're also about to embark on an ambitious strategic drilling programme which will cover the full 200km² of the lease and give us a complete picture of its overall resource potential.

to press for a durable reconciliation of the conflicting parties' differences. We therefore remain optimistic that our patience and our long term faith in the country will eventually be rewarded.

In anticipation of that day we recently revisited the project site and confirmed that it would be relatively simple to resume our activities there. We have had preliminary discussions about our plans with the various parties concerned and we hope to do some preliminary drilling before the start of the wet season. If the elections have the anticipated stabilising effect, we would then mobilise a comprehensive programme to complete the feasibility study.









Morila last year paid out dividends of US$90 million and it remains a spectacular cash generator. We are forecasting production of at least 500 000 ounces per year for another three years, and even modest exploration success will enable the mine to sustain its output at that level for a fourth year.

WAITING IN THE WINGS

Our three million ounce Tongon project in the Côte d'Ivoire has been put on hold by the political unrest which has plagued that country for the past two years. There has been some progress towards a settlement, but it has been a bumpy road with frequent diversions. However, elections have now been scheduled for later this year, and there is a considerable momentum within Africa as well as the wider international community

GENERATING ORGANIC GROWTH

Our annual resource and reserve declaration, published elsewhere in this report, shows that our resource base has grown by 14% to 16.54 million ounces over the past year, (16% to 11.67 million ounces attributable) a clear tribute to the continuing success of our exploration programmes.

Randgold Resources' key business model is the resource triangle: a broad base of targets, the best of which become projects, from the ranks of which emerge the mines. This model requires expertise in the evaluation of targets and the development of projects; and, equally important, a constant flow of fresh prospects to expand and replenish the base. Finding these is the task of our exploration teams, and their consistent record of success has been the main driver of this company's growth.

At present our triangle holds 159 quality targets, our land position covers a total area of 20 006km² in the most prospective gold belts of West and East Africa, where we are active in six countries, looking for our next big one. Our exploration strategy is a simple one: we develop good models and then we establish a dominant land position where we have full scope to apply these.

Loulo and the area around it remains our most prospective region. In addition to the ongoing work around Loulo 0, Yalea and their satellites, we have generated new targets elsewhere on the lease as well as outside it. We believe the Loulo region may host multiple large deposits and could in time develop into a major gold region, with our mine there as its hub.

Earlier in this review, I outlined the exploration approach we and our joint venture partners are following on the Morila lease. Outside the lease area but still in the Morila region, Randgold Resources is the major landholder. We are currently developing a three dimensional exploration model for this region and plan to start conceptual drilling later this year.

In Senegal, we are prioritising 31 targets along the Sabodala belt and in Burkina Faso, we have extended and consolidated our position along the southern half of the Markoye fault system, which already hosts a known 8 million ounces in six deposits held by other mining companies. We have built a big land package in Tanzania, where we hold the dominant position in the Musoma greenstone belt, and we have started drilling on the recently acquired Kiabakari permit. We are gradually establishing a presence in Ghana, where we have been granted three permits and have entered into a joint venture with a junior.

A FORMIDABLE TEAM EFFORT

Over the past 10 years, Randgold Resources has not just grown in size and scope. It has also developed into a fully independent, integrated business, while its management has matured into a well rounded unit that can handle the most formidable corporate and operational challenges with great dexterity. During 2005, this team built one new mine - deftly picking up the pieces when the contractor faltered - and fixed another. It finalised plans for its first underground development. It undertook a complex, multi-jurisdictional equity offering with smooth efficiency. It expanded the exploration horizons, consolidated the land positions and built the resource base. It talked to the market and listened to investors. It strengthened relationships with stakeholders. The success of these diverse efforts is reflected in our results for the year and our prospects for 2006.

I thank my colleagues on the executive committee, our regional managements and all the people in our offices and operations, spread across nine countries, for the outstanding contribution they have again made to Randgold Resources' progress. I also thank our board for their wise counsel, and our advisors and suppliers for their support.

BUILDING OUR FUTURE

In the year ahead, our operational focus will be on completing the Loulo plant, ensuring that the mine meets its targets, and starting the underground development there. We shall also be playing our part in raising throughput at Morila to full capacity, containing costs and supplementing the resource. At the project level, we hope to advance the feasibility study on Tongon. Our exploration teams will be finding and evaluating targets in six countries.

While Randgold Resources is primarily committed to organic growth, we have shown in the past that we are not averse to the right kind of corporate transaction, and we shall continue to consider acquisition, merger and joint venture possibilities in Africa and elsewhere. The healthy cash flows from Morila and Loulo, and our robust balance sheet, place us in a strong position not only to implement our own growth plans but to take advantage of attractive opportunities that may arise. Randgold Resources has the means - and the will - to build its own future.

Mark Bristow
Chief executive

000016



Directors and management

* Chairman of the audit committee and member of the remuneration committee
** Member of the audit committee
§ Chairman of the remuneration committee

1 Philippe Liétard
Chairman
Managing director of the Global Natural Resources Fund from 2000 to 2003. Prior to July 2000, he was director of the Oil, Gas and Mining Department of the International Finance Corporation. His experience in corporate and project finance with UBS, IFC and the World Bank extends over 30 years, most of them in the minerals business and in Africa. Now an independent consultant and a promoter of mining and energy investments. Appointed a director in February 1998 and chairman in November 2004.

2 D Mark Bristow
Chief executive officer
Mark is a geologist with more than 20 years' experience in the mining industry and holds a PhD in Geology from Natal University. In August 1995, he was appointed a director and subsequently, chief executive of Randgold Resources where he has been instrumental in developing the company into a gold-focused mining and exploration business with a market cap of more than US$1 billion and a strong investor following. He has also played a significant role in encouraging the emergence of the mining sector in the West African sub-region where Randgold Resources has found and developed world class assets and forged productive partnerships. He previously held board positions at Harmony Gold Mining Company, Durban Roodepoort Deep and Randgold & Exploration. He is currently also a director of African Platinum plc.

3 Roger A Williams
Chief financial officer
Roger Williams is a chartered accountant with 18 years' experience in finance including nine years in the gold mining industry. He joined Randgold Resources in January 1997 when it was still a private company and he has been part of the management team that has overseen the company's growth into a billion dollar market cap FTSE 250 company. He was appointed finance director in April 2002.

4 Bernard H Asher
*Senior independent non-executive**
1986 - 1998, he was an executive director of HSBC Holdings plc and chairman of the HSBC Holdings' subsidiary, HSBC Investment Bank plc. Was chairman of Lonrho Africa plc, vice-chairman of the Court of Governors of the London School of Economics and of the Legal & General Group plc and a director of Morgan Sindall plc. Is chairman of Lion Trust Asset Management and senior independent director of Morgan Sindall. Was appointed director of Randgold Resources in 1997 and senior independent director in 2003.

5 Jean-Antoine Cramer
*Non-executive***
Was senior partner in Messieurs Cramer & Cie, a Geneva portfolio management company, also president of the Corporate Association of Geneva Investment Managers. Lectures on various topics relating to politics and economics. Was appointed a director of Randgold Resources in 1997.

6 Robert I Israel
Non-executive§
Until April 2000, a managing director of Schroder & Co Inc of New York and head of its energy department. Is now partner at Compass Advisers, LLP. His experience in corporate finance, especially the natural resources sector, extends over 26 years. Was appointed a director in 1997.

7 Aubrey L Paverd
*Non-executive***
Appointed 1995. He brings 40 years of international geological experience to the board. Served as vice-president of exploration for Newmont in USA and from 1994 to 1999, was the group executive (exploration) at North Limited in Australia. Is now an independent consultant and a non-executive director of Compania de Minas Buenaventura.



1 Tania de Welzim
Financial manager
Tania is a chartered accountant with eight years' experience in finance including six years in the mining industry. Prior to joining Randgold Resources in April 2004, she was an audit manager with PricewaterhouseCoopers in both the UK and in South Africa.

2 David Haddon
General counsel and secretary
Qualified as an attorney in 1984. He has overseen the administrative obligations of Randgold Resources since its incorporation and assumed secretarial responsibility when it listed on the London Stock Exchange in July 1997. He is a director of Seven Bridges Trading.

3 Paul Harbidge
Exploration manager
Geologist with over 12 years' experience, mainly in West Africa having previously worked for Rio Tinto, Anglo American and Ashanti. Joined Randgold Resources in 2000 and was appointed exploration manager in 2004.

4 Bill Houston
General manager - human resources
Has a masters degree in human resources management and 25 years' experience in human resources and organisational development. Joined Randgold in 1992 as group training and development manager, and headed the group human resources function from 1996. He is a director of Morila SA and Seven Bridges Trading.

5 Amadou Konta
General manager - Loulo
Has a degree in civil engineering as well as several management and project management qualifications. Was appointed mine foreman and superintendent at Syama mine by BHP and served as mine manager from 1997. In 2001, was promoted to construction manager for Randgold Resources in Mali and to Loulo general manager in 2004.

6 Victor Matfield
Corporate finance manager
A chartered accountant, he was appointed corporate finance manager in 2001. Prior to that, served as financial manager of the Syama mine and as financial manager of the Morila project. He is a director of Seven Bridges Trading.

7 Chris Prinsloo
Group financial and commercial manager
Commercial manager of the Randgold group since June 1993 and since 1996, responsible for coordination of logistics and materials supply and the group's risk management and insurance portfolio. Appointed financial director of Somisy SA in 2000 and group financial manager in 2002.

8 Richard Quarmby
Technical manager
A qualified chemical engineer with extensive experience in the mining industry. Joined Randgold Resources in 1997, playing a pivotal role in the development and implementation of the Syama, Morila and Loulo metallurgical plant designs. Responsibilities include metallurgical development and evaluating technical and economic implications.

9 Adrian Reynolds
General manager - exploration and evaluation
Has 24 years experience in the mining industry and was part of the team that developed the Randgold Resources' strategy. Leads the exploration team and manages the evaluation of early stage and development projects as well as the compilation of technical audits, due diligences and feasibility studies. He is a director of Morila SA and Somilo SA.

10 Mahamadou Samaké
General manager - Mali
A professor of company law at the University of Mali, Sam was instrumental in writing the Malian labour legislation. He is the general manager of the Bamako office and a director of our Malian companies.

11 N'golo Sanogo
Financial controller - Mali
Has a masters degree in economics from the National School of Administration of Bamako. Qualified as an auditor before joining BHP Mali in 1995. Was appointed Randgold Resources Mali financial controller in 2004.

12 John Steele
General manager - capital projects
Gained extensive metallurgical and management experience in 17 years with Rand Mines and Randgold & Exploration. Upon acquisition of Syama in 1996, was appointed a director of the Malian company, Somisy SA, and general manager of the mine. In 1998, assumed position of group general manager capital projects, overseeing construction of the Morila and Loulo mines.

13 Lois Wark
Corporate communications and cartography manager
A member of the Randgold Resources team since its inception, Lois' responsibilities include the coordination of the group's communication and investor relations programme, the production of materials and presentations to the market, as well as the management and integration of data captured in GIS, databases and various other software packages.



Review of operations

(For glossary of terms see the company website at www.randgoldresources.com)

"Shareholders have enjoyed substantial capital returns in the year with the share price rising 41% from US$11.42 to US$16.13."

FINANCIAL RESULTS

Net profit for the year of US$40.9 million was more than double that of the previous year. This was due to the start of commercial operations at Loulo, an improved performance at Morila and higher gold prices, which averaged US$445 per ounce compared to US$409 per ounce in 2004. Attributable production was 314 831 ounces in 2005 compared to 204 194 ounces in 2004. Earnings per share of 62 cents were up from 32 cents in 2004.

Industry wide cost pressures continued this year as a result of the weak dollar and high diesel and steel prices. The security situation in Côte d'Ivoire has also impacted on costs since longer alternative supply routes are being used for Morila. Loulo is less exposed than Morila to these elements due to its supply route through Senegal and lower diesel requirements resulting from the plant design. Total cash costs for the group were US$211 per ounce for the year compared to US$184 per ounce in 2004.

Expenditure on exploration and corporate costs was US$22 million, well up from last year's US$16 million, as extensive drilling programmes were undertaken in all countries in which the company operates except Ghana and Côte d'Ivoire.

Morila's five year corporate profit tax holiday ended in November 2005 and the accounts include a provision of US$4.3 million for tax. Loulo benefits from exoneration from corporate profit tax for five years from the date of first commercial production, which was 8 November 2005.

With a view to assuring the development of the Loulo underground project, the company undertook a global equity offering in the year, raising US$103 million after costs. This eliminates the need for any further hedging, which may have been required with bank financing, and provides sufficient funds for the foreseeable future. There is another funding initiative which the company is investigating and that is a refinancing of the Loulo project finance at more favourable, flexible terms. This should be achievable with the company's strengthened balance sheet, which had US$152 million in cash as at 31 December 2005. Funds are only invested in fixed deposits and money market instruments with superior credit ratings.

The main balance sheet movements in the year include an increase in receivables. This includes US$12.2 million of advances to the main contractor at Loulo, MDM Ferroman (Pty) Ltd. MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on 30 December 2005. Significant uncertainties exist relating to the recoverability of the amounts given as security for the advances. MDM purport to have a claim for US$29 million against the company. Randgold Resources has initiated legal processes to recover monies in an amount exceeding US$30 million which includes an application for the liquidation of MDM, the outcome of which is uncertain at this time. Further details are given in note 26 of the consolidated financial statements.

Shareholders have enjoyed substantial capital returns in the year with the share price rising 41% from US$11.42 to US$16.13. The board again considered the payment of a maiden dividend. Given the growth opportunities the company has however, it was decided not to recommend a dividend at this time. The dividend policy will be reviewed again by the board in the second quarter of 2006.

Work is underway on the Loulo underground project. The capital programme will take some five years and cost approximately US$100 million. In the Loulo underground development, the company now has a long life project in its portfolio as well as two significant cash generators in Morila and Loulo. With a full year of Loulo's production in 2006, Randgold Resources is targeting a further 25% increase in attributable production for the year with estimated total cash costs of US$270 per ounce.

LOULO MINE

The Loulo mine project is situated in western Mali adjacent to the Falémé River which forms the frontier with Senegal. It is located 350 kilometres west of Bamako and 220 kilometres south of Kayes. Loulo falls within the Birrimian sequence of the Kenieba inlier. This succession of volcano-sedimentary and clastic rocks contains several major regional shear structures hosting gold deposits such as Sadiola, Segala, Tabakoto, Loulo 0 and Yalea as well as numerous other satellite targets. Loulo is situated 96 kilometres from Sadiola and approximately 25 kilometres from Segala and Tabakoto.

LOULO GOLD MINE – UNDERGROUND DRILLING CONTINUES TO EXPAND HIGH GRADE ZONES


YALEA DEPOSIT
Yalea pit
YDH243: 12.4m @ 2.3g/t
YDH231: 5.9m @ 6.5g/t
YDH232: 11.4m @ 7.4g/t
YDH233W: 3.8m @ 6.9g/t
YDH191: 22.3m @ 7.7g/t
YDH230: 9m @ 3.6g/t incl. 4.1m @ 5.4g/t
500mbs
Gold value
< 1g/t
1 - 3g/t
3 - 5g/t
5 - 8g/t
> 8g/t
YDH221: 17.8m @ 4.39g/t
YDH222: 5.8m @ 3.04g/t
YDH245: 11.6m @ 6.3g/t
YDH247: 40.8m @ 6.9g/t Incl. 7m @ 8.8g/t 4.6m @ 12.6g/t and 3.8m @ 11.9g/t
YDH190: 7m @ 10.11g/t and 9.26m @ 5.47g/t
YDH237: 4.77m @ 23.48g/t
YDH225: 1.6m @ 3.9g/t (partially faulted out)
YDH223: 33.8m @ 8.31g/t incl. 19.2m @ 12.81g/t
YDH246: 10m @ 7.3g/t incl 4.3m @ 10.1g/t
YDH248: 5.8m @ 8.3g/t
YDH217: 21.4m @ 8.5g/t incl. 6.7m @ 12.7g/t
2.5km


LOULO 0 DEPOSIT
North
Loulo 0 pit
South
Surface
12m @ 10.65g/t
6.2m @ 12.10g/t
2.7m @ 1.78g/t
20.45m @ 10.71g/t
12m @ 2.80g/t
incl 6m @ 4.56g/t
4.5m @ 6.27g/t
5.15m @ 26.00g/t
10.02m @ 7.6g/t
500mbs
Gold value
< 1g/t
1 - 3g/t
3 - 4g/t
4 - 6g/t
6 - 8g/t
> 8g/t
15.4m @ 9.17g/t
4.95m @ 11.35g/t
10.67m @ 7.00g/t incl 3.08m @ 16.31g/t
5m @ 3.42g/t
15.2m @ 2.91g/t incl 3.2m @ 6.44 g/t
1 000m

Following the 2003 updated feasibility study on the Loulo project (which comprises the Loulo 0 and Yalea deposits) and the rise in the gold price, the boards of Somilo and Randgold Resources approved the development of the Loulo project. Construction commenced in February 2004. The mine produced its first gold in September 2005 and made its first gold sale on 8 November 2005, which marked the commencement of the five year tax holiday and three year duty free period granted to the mine under the Loulo establishment convention.

The President of Mali, Amadou Toumani Touré, officially opened the Loulo mine on 12 November 2005 at an event attended by, among others, Malian government ministers, ministers from other West African countries, several thousand local villagers and their leadership, and the Randgold Resources board.

A summary of the salient production and financial statistics follow:

LOULO RESULTS	12 months ended 31 Dec 2005
Mining	
◻ Tonnes mined (000)	12 096
◻ Ore tonnes mined (000)	1 213
Milling	
◻ Tonnes processed (000)	551
◻ Head grade milled (g/t)	4.5
◻ Recovery (%)	94.3
◻ Ounces produced	67 984
◻ Average price received (US$/oz)	499
◻ Cash operating costs* (US$/oz)	137
◻ Total cash costs* (US$/oz)	165
◻ Profit from mining* (US$million)	19.5
◻ Gold revenue (US$million)	30.7

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. Attributable production for the year is 54 387 ounces.

* *Refer to note 25: Notes to the consolidated financial statements page 63.*

Mining
During the year a total of 1.2 million ore tonnes at 3.66g/t was mined from Yalea. A selective mining and stockpiling strategy was implemented in August 2005 which allowed for the stockpiling of ore according to hardness and grade. Low grade rehandled stockpiles (greater than 0.7g/t and less than 2g/t) and medium grade (greater than 2g/t and less than 4g/t) hard and soft material were created to allow preferential treatment of soft high grade ore together with soft high grade feed from the pit. This allowed for the feed grade to be kept at 4.5g/t for the year.

At the end of December 2005, total stockpiled material was 661 833 tonnes at 2.94g/t. Of this, 401 587 tonnes at 2.83g/t was soft material feedable through the mineral sizer. A mobile crushing and screening facility is planned to be operating during the first quarter of 2006, which will allow the medium and high grade transitional ore on the stockpiles (197 941 tonnes at 3.64g/t) to be fed through the soft ore mineral sizer.

Ore processing
The Phase 1 plant operation has been satisfactory, despite the lack of completion of certain areas of the facility. Throughput, recovery and reagent utilisation have all met forecast levels. The operational team continues to meet its objectives, while the company's capital projects team completes the remaining construction work on Phase 1 and the challenge to put the Phase 2 hard ore crushing plant back on track.

The operation of the softer ore Phase 1 circuit will be extended through:

- Utilisation of current ore stockpiles.
- Use of mobile crushing facilities, already established on site, to break down the harder material fraction which increases as the mining horizon deepens in the Yalea pit. This will allow transitional ore to be fed through to the soft ore crusher.
- Further infill drilling to facilitate grade control mapping at the P129 pit will allow this softer ore resource to be brought into the production mix in the first quarter of 2006.

Manpower build up is nearing its peak following Loulo's first commercial sale of gold. Although the construction workforce is decreasing on the Phase 1 plant, this resource is being re-deployed on the Phase 2 construction work. Further on-the-job training to local employees in the plant area is being provided to improve their skill levels.

Mineral resources
Grade control versus plant check out reconciliations was very good, at 3% for tonnes and 1% for grade, well within the 5% target for the year. The strong geological emphasis in mining operations, together with a very visual orebody, has allowed dilution to be kept to a minimum.

Deep drilling continued through 2005 on both Yalea and Loulo 0, allowing total resources for Loulo to be increased by 24% to just short of 10 million ounces. This increase occurred despite the depletion of 73 500 ounces from ore fed to the plant. More importantly, an additional 3.82 million ounces of this resource was converted into reserves, thus achieving the objective of adding value through improving the reserve to resource ratio from 23% to 56%. The successful completion of the underground feasibility study, along with further updates, has enabled the conversion of 3.82 million ounces into underground reserves and allowed the go-ahead of this exciting project.

Greenfields exploration continued with good results emerging from the Faraba and P64 targets in the south of the permit.

1 *Throughput, recovery and reagent utilisation at Loulo's Phase 1 plant, have all met forecast levels.*

LOULO MINERAL RESOURCES		Mt	g/t	Mozs
Stockpiles	Measured	0.66	2.94	0.06
Loulo 0	Measured	9.40	3.84	1.16
	Indicated	9.93	4.34	1.39
Sub-total	Measured and indicated	19.32	4.10	2.55
	Inferred	0.31	6.28	0.06
Yalea (incl.P125)	Measured	6.80	4.02	0.88
	Indicated	32.75	5.09	5.36
Sub-total	Measured and indicated	39.56	4.91	6.24
	Inferred	3.18	4.65	0.47
Satellites	Indicated			
Loulo 0 West		1.96	2.28	0.14
P129		0.36	2.97	0.03
Sub-total		2.32	2.39	0.17
Satellites	Inferred			
P129		0.55	2.08	0.04
Loulo 3		0.48	2.71	0.04
Baboto		5.30	1.71	0.29
Sub-total		6.33	1.82	0.37
Total	Measured and indicated	61.86	4.54	9.03
Total	Inferred	9.82	2.87	0.90

ORE RESERVES		Mt	g/t	Mozs
Loulo 0 Pit	Proved	7.29	3.29	0.77
	Probable	0.24	3.00	0.02
Sub-total		7.53	3.28	0.79
Yalea Pit	Proved	5.80	3.79	0.71
	Probable	0.72	5.56	0.13
Sub-total		6.52	3.98	0.84
P125 Pit	Proved			
	Probable	0.51	3.53	0.06
Sub-total		0.51	3.53	0.06
P129 Pit	Proved			
	Probable	0.24	2.67	0.02
Sub-total		0.24	2.67	0.02
Stockpiles	Proved	0.66	2.94	0.06
	Probable			
Sub-total		0.66	2.94	0.06
Total surface sources		15.45	3.56	1.77
Loulo 0 underground	Proved			
	Probable	5.14	4.00	0.66
Sub-total		5.14	4.00	0.66
Yalea underground	Proved			
	Probable	17.98	5.46	3.15
Sub-total		17.98	5.46	3.15
Total undergound		23.12	5.13	3.82
Loulo total	Proved	13.75	3.48	1.54
	Probable	24.82	5.07	4.05
Total		38.57	4.50	5.59

Reserves are reported at a gold price of US$425 per ounce.

Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.

Plant design, construction and commissioning

Despite major problems with the main sub-contractor, MDM, sufficient progress was made on the first phase of the plant to allow the commissioning of the soft material circuit in August and September 2005, resulting in production of gold from the gravity circuit in September. The commissioning of the carbon circuit followed allowing gold production to stabilise and the first sale to be made on 8 November 2005.


1

Due to a failure on the part of MDM to meet its commitments on the Loulo project, the main contract was taken back on 30 December 2005. Randgold Resources' project team is now handling the day-to-day management of the construction activities. Although we are still in the process of completing the "punch list" items of Phase 1, the operation has settled down, milling in excess of 8 000 tonnes per day of softer material.

Civil works on the Phase 2 development are progressing with the completion of the crushing circuit expected in the second quarter of 2006. The primary crusher is on site and the secondary and tertiary crushers have landed in Dakar and will be on site by early March 2006. Additional manpower and mobile cranes are being mobilised to site to ensure sufficient resources are available to complete the construction of the crushing plant timeously.

Tailings storage facility
Design of a conventional tailings disposal facility was completed and construction of a one-year starter wall has been completed at a site some six kilometres east of the process plant.

Water supply
Construction of the pumping station at the Falémé River within the basin of the Falémé weir has been completed. The weir downstream of the intake station is to retain water in the basin for use in the dry season when the flow stops. The weir, along with the Garra storage dam and the tailings storage facility, are key to Loulo's water management strategy. The Garra dam itself is still being constructed.

units with a total rated capacity of 18 megawatts. It has been designed to accommodate a further seven units to allow for expansion to supply the underground operations. Manutention Africaine is fully established on site and the power plant is running smoothly.

Loulo underground project
During 2005, the Randgold Resources evaluation team and SRK Consulting completed a development study examining the feasibility of mining the down-dip extensions of the Loulo 0 and Yalea open pit orebodies from underground. The results, including estimated reserves as of 30 June 2005, showed that the project had the potential to add significant mine life. As a stand-alone underground project and based on the results of

YALEA OREBODY GRADE MODEL WITH PLANNED UNDERGROUND DEVELOPMENT


Pit
South
North
Gold value
<1 g/t
1-3 g/t
3-5 g/t
5-8 g/t
>8 g/t
1 200m

Power supply
Although the mine owns its power generation facility, Somilo has retained the services of Manutention Africaine, (the Malian Caterpillar affiliate) to operate and maintain it. The generation facility houses 15 Caterpillar 3512

an initial drilling programme, it was estimated that approximately 1.8 million ounces could be recovered within the first ten years of production, with the remaining defined ounces recoverable after that period. The study envisaged that sub-level open stoping with or without

LOULO UNDERGROUND PROJECT *SRK feasibility study*	Loulo 0	Yalea
Average total cash cost per ounce	US$262 per ounce	US$203 per ounce
Capital expenditure 2006-2009	US$40 million	US$45 million
Average ongoing capital expenditure (development, fleet and infrastructure) per year	US$2.9 million	US$5.2 million

2 and 3 Current scheduling indicates LOM production will extend beyond 2020 and averages more than 250 000 ounces per annum.

post-fill depending on the grade of the area would be the preferred mining method. Metallurgical test work confirmed that the deeper ore is no different from the shallower ore and that the current plant will be able to process the underground ore.

The table on the previous pages summarises projected capital and operating expenditure estimates for the stand-alone Loulo 0 and Yalea underground project for the periods indicated.

The board of directors approved the development of the underground project based on the SRK study. Subsequent to this, an experienced underground manager was appointed to advance the development of the underground project. An internal and external review of the SRK underground mining plan was also undertaken with the goal of developing a plan to exploit both the Yalea and Loulo 0 orebodies optimally as part of an integrated open pit and underground operation.

As a result of this review, the following changes were made to the SRK plan and design:

- Increase of the resource and reserve base against the initial study at Yalea and Loulo 0 as well as the upgrade of inferred to indicated resources as a result of infill and extensional drilling.
- Five additional levels available for stoping at Yalea.
- The use of conveyor belts for transporting both waste and ore from the underground section to surface. This configuration offers numerous advantages, the most prominent being the ability to increase production rates beyond what is possible by underground fleet transport. There will also be ventilation and safety benefits.
- Decline design incorporating long straight sections at an inclination of -9 degrees;
- The size of the single decline has been changed to either a single larger (6.5 metre wide and 4.5 metre high) or two smaller (4.5 metre wide and 4.5 metre high) declines which provide a better sectional ventilation intake area and accommodates the proposed conveyor system. Currently the option of using a twin decline system is preferred.
- Indications at this stage are that while the Loulo 0 boxcut and initial portion of the decline will be developed simultaneously with the Yalea boxcut and decline, the focus will be on the development of the Yalea mine and the Loulo 0 development, based on ore feed requirements, will be scheduled later.
- Current mine scheduling indicates LOM production will extend beyond 2020 and will average more than 250 000 ounces per annum.
- A site visit by the prospective underground mining contractors has taken place and award of the contract is expected towards the end of April 2006.


2


3

The capital programme for 2006, estimated at some US$20 million, has been approved and will allow for site establishment, purchase of mining equipment and establishment of the portal and declines. Portal construction will start in the third quarter and the main decline development should access first development ore late 2007.

4 With production from Loulo's open pit mine settled down, the scene is set for the development of the underground operation.

5 Cyclone tower at Morila plant.

6 Truck dumping ore into crusher bin.

7 Operations manager Samba Touré at Morila.

Human resources

Manpower

Manpower levels at Loulo increased during 2005 as the project progressed and mining and processing started. Expatriates make up 7% of the total workforce.

LOULO MANPOWER	Dec 2005	Dec 2004
Mine	519	278
Construction	499	382
Mining contractors	184	0
TOTAL	1,202	600

Training

Three Loulo employees successfully completed MBA degrees during 2005. A strategic planning programme and three team effectiveness workshops were held at Loulo during 2005. Engineering maintenance and metallurgical action learning modules were implemented throughout the year.

All mine and contractor employees attended the mine's induction and safety training course. Cyanide awareness, first aid treatment for cyanide victims and cyanide handling courses were held during November and attended by all processing plant employees.

Industrial relations

Industrial relations remained positive throughout the year. Plans for the election of union officials and the setting up of a union structure early in 2006 were discussed and agreed with SECNAMI, the largest Malian mining union. Loulo will support SECNAMI in organising the election.

Community development

Relations with the community remained good throughout the year and community liaison committee meetings were held monthly. The focus areas agreed by the committee were employment of local villagers, water provision and basic health, primary education and food security.

During the year the following activities were undertaken:

Employment of local villagers

Learning ability and other psychometric testing was carried out to select young people from the villages surrounding the mine for apprenticeship and/or other skilled and semi-skilled learner programmes.

In addition, Loulo and its contractors continued to apply a recruitment process that gives preference to local villagers over other job seekers. At December 2005, 310 local villagers were employed on the Loulo project.

Education

The schools in the local villages were refurbished and buildings repaired during the year in partnership with members of the community. A new primary school was built as part of the capital programme in Djidian-Kenieba adjacent to the mine. Teaching staff at village schools was increased by the mine funding one teacher for each one funded by the community.

School furniture and learning resources and equipment were donated by the mine to village primary schools.

Food security

Five vegetable gardens were established and vegetable seeds were distributed to gardeners in the villages surrounding the mine. The mine's agricultural educational


4

programme encourages and assists with the introduction of improved maize varieties.

Water provision

During the year a person from each village was trained to maintain and repair the eight water pumps installed by the mine in 2004, which together with assistance to obtain spares for the pumps, aims to ensure a continuous and reliable supply of potable water.

Basic health

The mine assisted the Malian government and the World Health Organisation in vaccinating the population in a 25 kilometre radius of Loulo against polio and meningitis.

Malaria control and HIV/AIDS awareness

Educational and awareness campaigns were undertaken throughout the year to inform people in the local villages about malaria and HIV/AIDS.

MORILA MINE

The company's major producing asset since October 2000 has been the Morila mine. Morila was discovered and developed by Randgold Resources between 1996 and 2000 and is now owned by a Malian company, Morila SA, which in turn is owned 80% by Morila Limited and 20% by the state of Mali. Morila Limited is jointly owned by Randgold Resources and AngloGold Ashanti. The mine is controlled by a 50:50 joint venture management committee with day to day operations being the responsibility of AngloGold Ashanti Mali SA ("Anser"), a Malian subsidiary of AngloGold Ashanti, under an operating agreement. During the year, Anser underwent a major restructuring and senior staff changes were implemented. An independent CEO was appointed who answers directly to the Morila SA board.



From the start of production in October 2000 through December 2005, Morila has produced approximately 3.8 million ounces of gold at a total cash cost of US$125 per ounce, and Morila SA has paid total dividends to its shareholders of US$428.8 million.

Morila produced 651 110 ounces of gold for the year, outstripping 2004's production by some 140 000 ounces. Slightly higher grade than budgeted as well as increased recoveries combined with an increased milling rate led to earlier forecasts being exceeded.

The year started poorly with the plant failing to reach design capacity. Working together with its partner, the company addressed the various issues with the goal of achieving consistent and sustainable production. While the plant was still not operating at full expanded capacity by year end, monthly throughput in the second half of the year increased by almost 10% over the first half, indicating that the remedial action was taking effect. Costs were reasonably well contained given prevailing increases in input costs. Cash operating costs, before adjusting for exceptional costs relating to provisions and indirect taxes, were US$189 per ounce, up from last year's costs of US$158 per ounce. Total cash costs were US$221 per ounce for the year after year end accounting adjustments and indirect tax provisions.

Good mining performance in the last quarter allowed the mine to catch up the production lost in the third quarter as a result of an unprocedural strike by the mining contractor's employees.

Below is a summary of the salient production and financial statistics as well as a comparison with the previous year's results:

MORILA RESULTS	2005	2004
Total mined tonnes (million tonnes)	24.6	26.6
Ore tonnes mined (million tonnes)	7.0	5.3
Mined grade (g/t)	4.3	4.3
Ore tonnes milled (million tonnes)	3.8	3.5
Head grade (g/t)	5.9	5.2
Recovery (%)	91.7	87.9
Ounces produced (oz)	651 110	510 485
Average gold price received (US$/oz)	US$449	US$382
Cash operating cost (excluding royalty)* (US$/oz)	US$189	US$158
Total cash cost (US$/oz)*	US$221	US$184
Profit from mining (US$ million)*	US$158.5	US$89.8
Attributable (40% proportionately consolidated)		
Gold revenue (US$ million)	US$120.8	US$73.3
Ounces produced (oz)	260 444	204 194
Profit from mining (US$ million)*	US$63.3	US$35.9

* *Refer to note 25: Notes to the consolidated financial statements page 63.*

Mining
Mining operations are carried out under contract by Somadex, which is a subsidiary of DTP Terrassement, the mining arm of the French construction company Bouygues. An alliance agreement which incorporates the principle of sharing the potential savings achieved by the contractor using agreed productivity assumptions and allowing for an agreed return has produced successes particularly in the improvement of productivity. During the year, the smaller mining fleet brought to site to assist with mining in 2004 was decommissioned as a result of the increased productivity.

The mine to mill project continued with the powder factor, blast patterns and blast initiation all being improved during the year. This has resulted in better fragmentation.

In the third quarter of the year, Somadex staff embarked on an unprocedural strike which was subsequently declared illegal. Total tonnes mined for the third quarter of 2005 were negatively affected by the strike. However by focusing on mining ore and blending from the higher grade stockpile ore, overall gold production was maintained. The strike was over by the fourth quarter and the mining team was able to achieve the annual budgeted total tonnes mined.

Ore processing
Mechanical failures and bottlenecks associated with the expanded plant continued to negatively affect plant throughput during the year. Randgold Resources worked with AngloGold Ashanti to understand and address the issues and the strategy of aiming for a gradual but sustainable increase in throughput appears to be working. This was evidenced by the increase during throughput during the second half of the year, which was 10% higher on average than in the first half.

Mineral resources
The mineral resource base estimated for the mine using the results from infill drilling programmes as well as resource extension drilling, depleted to the end of 2005, is shown below:

MORILA MINERAL RESOURCES	Category	Tonnes (Mt) 2005	Tonnes (Mt) 2004	Grade (g/t) 2005	Grade (g/t) 2004	Gold (Mozs) 2005	Gold (Mozs) 2004	Attributable gold (40%) (Mozs)
Morila	Measured	20.06	17.32	2.73	2.95	1.76	1.64	
	Indicated	14.01	11.96	3.00	3.56	1.35	1.37	
Sub-total	Measured and indicated	34.07	29.28	2.84	3.20	3.11	3.01	1.24
	Inferred	3.78	4.47	3.19	3.79	0.39	0.54	0.16

As a result of resource extension drilling in the south of the pit and in the pit wall ("the Tonalite extension") as well as in the north west of the pit, the mine has been successful in replacing all but a small portion of the resources depleted by mining last year.

- Cut-off grade for resources = 1g/t.
- Resources are reported within the US$475 per ounce pit shell.

MORILA ORE RESERVES	Category	Tonnes (Mt) 2005	Tonnes (Mt) 2004	Grade (g/t) 2005	Grade (g/t) 2004	Gold (Mozs) 2005	Gold (Mozs) 2004	Attributable gold (40%) (Mozs)
Morila	Proved	15.95	11.92	3.21	3.39	1.65	1.30	
	Probable	6.19	13.87	3.63	2.87	0.72	1.28	
Sub-total	Proved and probable	22.14	25.79	3.33	3.11	2.37	2.58	0.95

- Pit optimisation carried out at a price of US$425 per ounce.
- Dilution of 10% and ore loss of 5% are incorporated into the calculation of reserves.
- Cut-off grade of 1.4g/t.
- Stockpiled ore included.
- See comments and US disclaimer on page 65.

8 *Crusher ore stockpile at Morila.*

Ore reserves
Based on the current orebody model, the updated ore reserve is estimated for Morila depleted for mining to 31 December 2005 (see table on previous page).

The gold price at which pit optimisation has been run has increased from US$375 per ounce to US$425 per ounce, but this increase has to some degree been offset by increases of input costs, such as diesel, transport and steel balls.

The success of the infill and resource extension drilling has led to an additional 508 449 ounces of reserves being identified, substantially replacing the 715 000 ounces delivered to the mill. The increased density of drilling has led to the proportion of reserves in the higher confidence proven category to increase from 50% to 70%. It is currently estimated that mining activities will cease during 2008 with processing of stockpiles continuing until 2013.


8


MORILA PIT WITH OREBODY EXTENSIONS AND SAMACLINE TARGET
Samacline Target
MSZ Extension
Morila Pit
High grade axis
Tonalite Extension
Gold value
> 8g/t
5 - 8g/t
3 - 5g/t
1 - 3g/t
< 1g/t
800m

Exploration
Morila focused its exploration activities on extending the existing orebody and discovering new deposits which can be processed using the Morila plant.

Significant additional resource ounces were added during the year as a result of drilling extensions to the fringes of the orebody. Drilling has concentrated on the Tonalite extension to the south and the Morila shear zone west extension. Drilling to the south indicated that instead of the orebody being cut off by the Tonalite intrusion, the intrusion is of a more limited extent than previously thought and the mineralised horizon extends at depth to the south. As this extension to the south is aligned with the high grade axis, it is now the subject of an intensive exploration programme.

Drilling at the Samacline target, 600 metres to the west of the pit, has also continued during the year. Close spaced intersections have been effected through deflections from two boreholes in order to assess short scale variability. Assessment of a potentially mineable resource is underway.

Randgold Resources has continued to believe in the potential of the mine lease to deliver another Morila type orebody and a new exploration programme of the 200km² mine lease area was initiated by the year end. This regional exploration comprises tactical and strategic targets and 40 000 metres of drilling is planned to cover the area. The programme is being guided in certain areas by a recently completed structural synthesis that has emphasised the unique and discordant architecture of the Morila structural domain. This work has enabled a more rigorous prospectivity analysis to be completed, which ranks the different prospective domains and highlights the areas most likely to host blind mineralisation.

Human resources
Manpower
The board of Morila appointed Richard le Sueur as independent chief executive on 12 September 2005. Manning levels related to permanent and temporary Morila and contractor employees on the mine at 31 December 2005, were as follows:

MORILA EMPLOYEES	Dec 2005	Dec 2004
National permanent	456	406
Temporary	0	44
Expatriate	33	50
Total	489	500

9 Morila pit.

10 Conveyor belt to secondary crusher at Morila.

MORILA CONTRACTOR EMPLOYEES	Dec 2005	Dec 2004
National permanent	995	850
Expatriate	40	87
Total	1035	937

Training and development

The mine's labour localisation programme has enabled expatriate staff numbers to be reduced by 17 during 2005. The mine currently has a complement of 18 engineering apprentices in training. Six Morila employees who attended the 2004 Management Development Programmes graduated in February 2005 while an additional six attending the 2005 courses were due to graduate in February 2006. One employee has enrolled for a Graduate Diploma in Engineering.



9

Five Malian engineering undergraduates studying on Malian Mining Industry Bursaries, sponsored by Morila, visited the mine for two months for practical vocational training.

Several safety related training courses were held at Morila during 2005, including first aid, cyanide handling and firefighting courses. Morila assisted Loulo by providing metallurgical operator basic training for 30 potential employees. Two capacity training courses for Morila union representatives were held in 2005.

Industrial relations

The industrial relations climate showed signs of improvement during the year and a Morila mine level agreement was signed in October with the Morila union.

The mining contractor, Somadex, experienced a three day strike in July which deteriorated into a protracted six week stay away.

The Morila union rejected a two day national strike call during October.

Community development

The three main micro economic development projects this year concerned the setting up of tree nursery projects, increasing the number of market gardens and enlarging rice growing projects in the villages surrounding the mine.

The main infrastructural development during the year was the construction and electrification of a library for the fundamental school in Sanso village.

The focus areas for the enhancement of basic health were the mosquito control and malaria education programme and the HIV/AIDS awareness education campaign.



10

TONGON PROJECT

The three million ounce Tongon project is located in northern Côte d'Ivoire, 628 kilometres north of Abidjan within the 671km² Nielle permit.

The project has been stalled at feasibility stage for the past couple of years while that country has been dealing with political instability and conflict. The current peace process has strong African and international support and the company believes the patience and commitment it has shown will eventually be rewarded. It has recently visited the site and shared its plan to restart the project with the central government and regional authority, both of which indicated their support. The intention is to re-establish the camps and initiate a strategic drilling programme prior to the elections planned for late 2006. Should the elections have the anticipated stabilising effect, a feasibility drilling programme will then be implemented.

During the year the Tongon project was fully reviewed. The updated resource base for the project is tabulated on the following page.

All resources are in the inferred category. A mineable resource has been estimated only for the southern zone of 13.05 million tonnes at a grade of 3.54g/t for a total of 1.5 million ounces. This has formed the basis of a preliminary economic assessment.

The June 2002 prefeasibility study on Tongon has also been reviewed with new parameters reflecting current market conditions.

- Potentially mineable material of 13.05 million tonnes at a grade of 3.54 grams per tonne for only the southern zone, assuming dilution of 15% and ore loss of 2%.
- Strip ratio of 4.38:1 and cost of US$1.51 per tonne mined over the life of mine.
- Recoveries of 97.4% for oxides and 82.1% for sulphides.
- Production rates of 240 000 tonnes per month in oxides and 200 000 tonnes per month in sulphides.
- Life of mine unit cost of approximately US$22 per tonne milled and US$260 per ounce cash cost.
- Total life of mine capital costs of US$111 million.
- Gold price of US$400 per ounce flat.
- Côte d'Ivoire royalty of 3% on gold sales.
- Five year tax holiday.

This assessment takes into account the increases in diesel, steel and transportation costs affecting mining projects worldwide. On the basis of this preliminary economic assessment, the project continues to meet the company's hurdle rates for further investment.

A 27 000 metre drilling programme to close the interhole spacing to a 50 metre x 50 metre grid has been designed. This will allow the completion of a final feasibility study and production decision within two years of the recommencement of exploration and feasibility activities.

TONGON RESOURCES	2005 Mt	2004 Mt	2005 g/t	2004 g/t	2005 Mozs	2004 Mozs	Attributable (75%)
Inferred	35.96	34.00	2.68	2.60	3.1[illegible]	2.89	2.33


CÔTE D'IVOIRE
TONGON PROJECT
Boundiali
Nielle
Northern Zone
Southern Zone
300km
Randgold Resources permits


TONGON DEPOSIT: SOUTHERN ZONE
Southern zone
Strike to be covered: 1.6km
Average depth: 150m
Grade block model: weighted average gold
Gold value
< 1g/t
1 - 2g/t
2 - 3g/t
3 - 5g/t
> 5g/t

- In Mali South, a three dimensional exploration model is being developed enabling the identification of targets for drilling during the second quarter of 2006.
- In Senegal, a portfolio of 31 targets is being evaluated.
- In Ghana and Burkina Faso, exploration has commenced on a new portfolio of permits.
- In Tanzania, an agreement has been concluded with the government consolidating our groundholding in the Musoma region. In the Mara district, conceptual targets are being drill tested.

In summary, the company has a quality portfolio of exploration projects in West and East Africa. This reflects its business strategy of organic growth through exploration and its primary objective of building sustainable mining projects with significant returns.

MALI

Loulo

In addition to the resource conversion work and the deep drilling at both the Yalea and Loulo 0 orebodies, exploration has concentrated on the next discovery by evaluating a quality portfolio of targets within the 372km² permit area.

The Faraba target is associated with a four kilometre, north-south striking plus 100ppb soil anomaly. Follow-up trench and RAB drilling have so far delineated 2.5 kilometres of bedrock mineralisation. This in turn has been followed up by a first phase reconnaissance RC drilling programme covering an 800 metre strike. Results include: FARC004 – a broad intersection of 78 metres at 1.60g/t with 57 metres at 2.05g/t and higher grade inclusions of 7 metres at 6.43g/t and 5 metres at 4.87g/t; FARC006 – a broad intersection of 52 metres at 2.41g/t with 28 metres at 3.49g/t and higher grade inclusions of 6 metres at 11.3g/t: FARC021 – 27 metres at 4.14g/t; and FARC022 – 92 metres at 1.69g/t with higher grade inclusions of 11 metres at 5.55g/t and 6 metres at 3.22g/t. Geologically the target is similar to Yalea in that a north-south striking shear has developed at the contact between argillaceous quartzite and greywacke.

At P64, a 1.5 kilometre plus 100ppb north-northwest soil anomaly characterises the target. A programme of seven follow-up RC holes for 1 097 metres has so far tested a 300 metre strike. Results include: P64RC05 – a broad intersection of 81 metres at 1.75g/t including 4 metres at 12.60g/t and 5 metres at 6.86g/t: and P64RC06 – a broad intersection of 71 metres at 1.67g/t including 14 metres at 5.45g/t and 16 metres at 2.07g/t. Mineralisation is associated with strongly disseminated pyrite, hosted in altered greywacke (chlorite-silica-carbonate-iron).

Sitakily

Exploration has started at Sitakily, 21 kilometres east of Loulo. Mineralisation is associated with porphyry dykes which have intruded the high zone of folded metasedimentary rock. Reconnaissance diamond drilling has started.


MALI WEST:
LOULO REGION
Yatela
Sadiola
MALI
LOULO REGION
Etruscan
Loulo 0
Axmin
Sitakily
Segala
Yalea
Tabakoto
SENEGAL
25 km
Randgold permits
Randgold Resources' permits with satellite deposits and gold targets
N
Baboto West
PQ10
Baboto
Loulo 0
Loulo 1,2,3
Sitakily
P129
Yalea S
Yalea
Sakola
Segala
Loulo Permit
P64
Tabakoto
Faraba
Bena Permit
Sinsinko
Selou Permit
Boulandissou
10km
Gold targets



Exploration review

In 2005, exploration activities concentrated on the extension of known orebodies and identification of new orebodies both at existing and undeveloped sites. In addition the company continued with its expansion of the African footprint strategy within the most prospective gold belts of both West and East Africa and now has operations in six countries, with a portfolio of 159 targets on a groundholding of 20 006km².

Exploration key highlights:
- At Loulo, as well as the resource conversion work, exploration is focused on the next discovery.
- At Morila, a regional exploration programme is underway to discover a second orebody.

> "...the company continued with its expansion of the African footprint strategy and now has operations in six countries, with a portfolio of 159 targets on 20 006km² of groundholding."


EAST AFRICA
N
Africa
Kiabakari
Lake Victoria
Geita
Nyabigena
Nyabirama
Tulawaka
Buhemba
Bulyanhulu
Golden Ridge
Golden Pride
10km
WEST AFRICA
N
SENEGAL
MALI
Kounemba
Makana
Loulo Mine
Tomboronkoto
Sitakily
Kanoumering
Seriba-Sobara
Koba
Morila mine
BURKINA FASO
Tanema
Nakombo
Yibogo
Kiaka
Kampala
Boulou
Bole NE
GHANA
Boundiali
Nielle
Dabakala
Mankono
CÔTE D'IVOIRE
Bui
Central Gold fields
Randgold Resources permits
Randgold Resources licences
JV licences
Mines/advanced projects
600km

Selou
The Selou area consists of three permits directly south of the Loulo exploitation lease and work to date has identified two main targets: Sinsinko and Boulandissou.

Sinsinko is underlain by a 1.75 kilometre north-south trending plus 30ppb soil anomaly and has been followed up by three lines of RAB drilling. The results returned a 25 metre wide anomalous halo (plus 100ppb) within which six metres at 1.02g/t, five metres at 1.23g/t and six metres at 1.20g/t were returned. The mineralisation is associated with tourmaline-sericite-carbonate-haematite-silica alteration of a greywacke host. RC drilling is planned as follow-up.

At Boulandissou, three RC holes were drilled 100 metres apart, testing the extension of a north trending ironstone unit beneath a laterite plateau which locates within an overall eight kilometre shear corridor, anomalous in gold. All three holes intercepted mineralisation, with best results returned of 18 metres at 1.21g/t, six metres at 2.17g/t and three metres at 3.18g/t. Gold anomalism and mineralisation in the RC holes is hosted in altered quartzite and associated with weak disseminated pyrite and arsenopyrite. The alteration patterns are dominated by brecciation in association with silica, tourmaline and weak sericite. Additional drilling is planned to test strike extensions.


FOOTPRINT IN SOUTHERN MALI
Morila exploitation lease area: Drilling programme
Mali
N
Morila Mine
6km
Morila
Kalana
Syama
100km
Exploration permits


SENEGAL: RANDGOLD RESOURCES' PERMITS WITH DRILL TARGETS
N
Senegal
Madina
Bambaraya:New trench intersections BBTR007: 27.2m @ 1.67g/t incl 16m @ 2.26g/t BBTR008: 8m @ 0.3g/t
Makana JV
Miko
Makana JV: A 200m by 50m soil sampling initiated at Makana JV East. Partial soil sent to the lab for assays and results awaited
Kounemba
Kanoumering
Sofia: Significant geochemical anomaly being evaluated
Tomboronkoto
20km
Permits under application

Morila exploitation lease
At Morila a two pronged exploration strategy has been developed with the objectives being (i) to pursue the extensions in the main high grade payshoot as defined by the existing orebody and (ii) providing an assessment of the resource potential within the greater Morila lease area.

Various alternative exploration outcomes have been evaluated through a combined scenario planning – decision tree approach to ensure that the stated exploration programme aims are achieved without compromising value-adding opportunities that may arise at various stages in the programme.

The flat geometry of a Morila-style orebody, especially as a blind or buried exploration target, limits the use of conventional exploration geochemical or geophysical target generation techniques. In the search for a buried Morila the primary targeting tool will revolve around a regional diamond drilling programme.

Morila region and southern Mali
In the Morila region, outside the Morila mine lease, work to date has not identified an orebody at surface. However additional conceptual drilling on three targets highlights the presence of gold mineralisation, alteration, prospective lithologies and a structural framework similar to Morila.

Generative and conceptual targeting continues with a hyperspectral study being undertaken over Morila and surrounding area with the aim of identifying spectral and structural signatures associated with mineralisation. This will be incorporated with the results from remodelling of geophysical data and lead to the development of a three dimensional exploration model and the identification of targets for drilling in early 2006.

Randgold Resources has adopted a more aggressive policy towards regional exploration, targeting and permit acquisition outside the immediate vicinity of Morila. Modifications to the focus and strategy of the generative team in southern Mali has led to the acquisition of four

1 *Randgold Resources has adopted a more aggressive policy towards regional exploration.*

2 *The resource base at Loulo grew by 24% during the year.*

new exploration authorisations and the identification of new areas for further applications. Preliminary reconnaissance exploration has commenced with remote sensing interpretations, field and regolith mapping together with regional soil sampling programmes.

The company signed a second joint venture with OMRD on the Diamou and Seriba-Sobara permits to the northwest of Morila. Exploration to date has concentrated on the integration of previous results and a generative exercise which has resulted in the identification of 24 targets. Field work, which ranges from mapping and lithosampling to soil geochemistry and pitting, has been implemented over eleven of these targets providing information to assist with the planning of a RAB drilling programme to be executed in February 2006.


BURKINA FASO: EXPLORATION FOCUS
N
Randgold Resources permits
Burkina Faso
Essakane 2.7Moz @ 1.6g/t
Bouroum 0.45Moz @ 1.1g/t
Taparko 1.04Moz @ 2.6g/t
Samira 1.5Moz @ 1.5g/t
Bombore 1.1Moz @ 1.6g/t
Youga 1.19Moz @ 2.1g/t
Nakongo
Tanema
Kaibo
Basgana
Bourou
Tiakane
Yibogo
Kiaka
Kampala
BENIN
GHANA
TOGO
200km





SENEGAL

The Senegal portfolio consists of four permits covering 1 326km², within the Sabodala volcano-sedimentary belt in the east of the country. The company has been systematically evaluating a portfolio of 31 targets and during the course of the year three of these were subjected to reconnaissance drilling, five were advanced, eight newly identified and seven rejected.

At Bambaraya, further work has identified a wide zone of iron carbonate alteration associated with mineralisation and new trenches 100 metres north and 150 metres southwest of the main zone have intersected significant mineralisation (BBTR04: six metres at 1.76g/t, four metres at 5.48g/t and 12 metres at 4.06g/t; BBTR06: 12 metres at 2.34g/t).

Infill drilling at Sofia has increased knowledge of the target. There is a variation in the mineralisation from broad, low grade envelopes to narrow, high grade intercepts along the 3 400 metre anomalous corridor. At present, the interhole spacing is 400 metres and between the best holes drilled in terms of results (44 metres at 2g/t and six metres at 9.5g/t), there is a combined strike of 1 600 metres untested. At Tombo, a small low grade resource has been identified.

BURKINA FASO

In 2004 the company recommenced exploration in Burkina Faso with two permits, Danfora and Kiaka. During 2005, a new countrywide generative study was completed. The results of this study revealed a major north-northeast structure on the eastern side of the country called the Markoye Shear, which continues into Ghana and is highly prospective. This major structure has associated northeast splays and six gold deposits/advanced projects with an accumulated gold resource of eight million ounces. Eight new permits covering 2 025km² consolidate the company's land position over the southern part of this fault system where there is good infrastructure and water supplies. Early stage reconnaissance work has started on these eight permits with remote sensing interpretations, geological and regolith traverses together with regional soil and stream sediment sampling.

At Kiaka, the first permit awarded, a three hole reconnaissance diamond drilling programme has been completed along a two kilometre segment of an overall 4.5 kilometre northeast trending mineralised structure within the permit. Results from the southern part indicate a thin mineralised zone albeit with moderate to high grades. To the north, where the zone is open along strike, a broad zone with generally a lower tenor of mineralisation has been outlined.

Further reconnaissance drilling is planned to explore the three kilometres still untested.

GHANA
In Ghana, work continued on generating new regional targets. As a result, three new permits have been granted, totalling 6 954km² and an agreement has been concluded with a Ghanaian company, on a 92km² permit located within the Yamfo Sefwi volcano-sedimentary belt, along strike from Newmont's Ahafo project.

TANZANIA
The company's big exploration success story in 2005 was Tanzania, where it has achieved the consolidation of its holdings across the Musoma Greenstone Belt and concluded the Tangold agreement, a joint venture with the government of Tanzania to develop new mineral


EAST AFRICA: TANZANIA
N
Nyabigena
Mara Greenstone Belt
Nyabirama
Lake Victoria
Buhemba
Musoma Greenstone Belt
Old Kiabakari Mine
50km
Randgold Resources licences
JV licences

deposits covering a 2 692km² area of interest in the Kiabakari Maji-Moto region. Included in the agreement are the Buhemba South and Kiabakari prospecting licences. The latter incorporates the old Kiabakari mine and adds an advanced project to the company's portfolio.

The Kiabakari deposit was first discovered in 1893 and until the 1950s mining was limited to a few small open pits. During the 1950s underground mining was performed from a shaft developed to the 15th level (1 500 ft) and mined to the 10th level. Mining continued until August 1966 by which time approximately 300 000 ounces had been extracted at 6g/t and this ranked Kiabakari as the third largest gold producer in Tanzania. On closure of the mine the mill and headgear were dismantled leaving only the buildings, later turned into a military base which remains to this day.

A reconnaissance diamond drill programme was completed on the Nyabigena South and Mobrama East licenses in the Mara region, to test the extensions of mineralised structures hosting the North Mara mines. No broad zones of deformation, alteration or mineralisation were intersected during this drilling resulting in these targets not meeting the company's criteria.

Two targets remain to be tested on the Nyabigena South permit:

Barata mine, four kilometres along strike from Mughusi along the same major 110 trending regional shear. There is a 75 vertical metre shaft where two levels were developed along a 200 metre strike. 10 000 ounces of gold at 18g/t were produced prior to the mine being abandoned due to flooding.

Nyakuba locates in the south of the permit on the Mara shear which hosts the Nyabirama mine and the new Komarera (plus 100 000 ounce) deposit of Placer, plus two old colonial mines (Mara and Pontana). Two trenches had previously been excavated returning 6 metres at 2.3g/t and 6 metres at 1.2g/t associated with deformed and altered granodiorite. However no further work was completed by Randgold Resources as the structure is covered by thick Mbuga clays along strike from the trenches. Two lines of RAB are planned to test the strike extent.

In the Musoma region previous workers have focused on former colonial mines and known gold showings which outcrop at surface; these were also the initial focus of Randgold Resources and in the majority of cases they were confirmed to be narrow and tight systems, aside from the old Kiabakari mine. However, surface regolith cover is complex over large surface areas of the licenses with transported laterites, stripped profiles, recent lake sediments and volcanic ash which all impact on surface exploration. With this in mind, the company took a new approach where conventional exploration techniques proved to be ineffective. A detailed target generation study was executed incorporating interpretations of airborne geophysical surveys and Landsat 7 scenes together with the integration of soil geochemistry, geology and regolith mapping data. This study resulted in the identification of prospective structural corridors below complex transported regolith profiles on the Kiabakari East, Nyasirori, Nyati, Buhemba South, Mrangi and Seka licenses which have been tested with a 289 hole 9 541 metre aircore drilling programme. The results of which are driving follow-up work.

New business

The company has continued to assess new business and merger and acquisition opportunities worldwide, while retaining a specific focus on organic growth within the African continent.

During the course of 2005:

- A joint venture agreement was concluded with the government of Tanzania pooling mineral properties belonging to Tangold and the company within an area of interest. The company is responsible for carrying out exploration in this area of interest.
- After the completion of a joint venture with a Ghanaian junior company, Randgold Resources carried out a substantial generative programme to select the most prospective ground available for permitting. The company has subsequently been granted three exploration permits (total of 6 954km²) in addition to the joint venture.
- In Burkina Faso, the company has developed a geological model to guide land acquisitions and has consolidated a substantial land position of some 2 000km² in a very prospective area.
- The company has also been looking at several African countries, previously low on its ranking scale, where political and fiscal conditions appear to be changing for the better.

In addition to the organic growth route, Randgold Resources has also tested growth options through possible merger and acquisition opportunities. As part of this strategy it carried out numerous due diligence audits during the past year, both within and outside Africa. Examination of these projects confirmed none would fit its stated criterion that any acquisition should create value for its shareholders.

Key to adjacent table:
EP – exploitation permit
EEP – exclusive exploration permit
PL – prospecting licence
AE – reconnaissance licence
** Joint venture in which the company is currently earning an interest*

MINERAL RIGHTS

Country	Type	Area km²	Area sq miles	Equity %
MALI				
Loulo	EP	372	144	80.0
Morila	EEP	289	112	80.0
Morila	EP	200	77	40.0
Selou	EEP	25	10	52.0
Koba	EEP	58	22	5.0
Tiorola	EEP	257	99	70.0
Diokelebougou	EEP	393	152	70.0
Dionkola	EEP	122	47	70.0
Dieba	AE	233	90	80.0
Kambo	AE	477	184	80.0
Diossyan	AE	378	146	80.0
Sitakily	AE	45	17	JV*
Kemogola	AE	295	114	80.0
Moleguedougou	AE	102	39	80.0
Niame	AE	150	58	80.0
Seriba-Sobara	EEP	500	193	JV*
Bena	EEP	13	5	80.0
Diamou	EEP	500	193	JV*
COTE D'IVOIRE				
Nielle	EEP	671	259	75.0
Boundiali	EEP	1 314	507	75.0
Dabakala	EEP	191	74	75.0
Mankono	RP	704	272	75.0
Sikolo	RP	500	193	75.0
SENEGAL				
Kanoumering	EEP	405	156	90.0
Kounemba	EEP	408	158	90.0
Makana	EEP	110	42	63.0
Tomboronkoto	EEP	403	156	90.0
TANZANIA				
Nyabigena South	PL	36	14	100.0
Utimbaro	PL	16	6	100.0
Kajimbura	PL	46	18	100.0
Simba Sirori South	PL	51	20	100.0
Igusule	PL	44	17	100.0
Nyamakubi	PL	43	17	100.0
Kiabakari East	PL	62	24	100.0
Mammoth	PL	40	15	100.0
Blue Ridge	PL	58	22	100.0
Songora	PL	95	37	100.0
Busegwe	PLR	88	34	100.0
Kigumu	PL	131	51	100.0
Nyati	PL	82	32	70.0
Nyanza	PL	41	16	70.0
Mobrama East	PL	34	13	50.0
Mobrama East Ext.	PL	17	7	50.0
Kiserya Hills	PL	48	19	50.0
Nyasirori	PL	76	29	50.0
Nyasirori Ext.	PL	78	30	50.0
Mrangi	PL	29	11	50.0
Mrangi Ext	PL	23	9	50.0
Suguti	PL	31	12	50.0
Suguti Ext.	PL	31	12	50.0
Mrito	PLR	272	105	100.0
Kiabakari East	PL	27	10	100.0
Seka	PL	22	8	50.0
Seka Ext.	PL	22	8	50.0
Kamba	PL	16	6	50.0
Geita East	PL	8	3	100.0
Kianyari	PL	77	30	50.0
Buhemba South	PL	131	51	100.0
BURKINA FASO				
Danfora	EEP	45	17	90.0
Kiaka	EEP	245	95	90.0
Basgana	EEP	250	97	90.0
Bourou	EEP	122	47	90.0
Tanema	EEP	247	95	90.0
Kaibo	EEP	250	97	90.0
Kampala	EEP	233	90	90.0
Yibogo	EEP	247	95	90.0
Nakomgo	EEP	235	91	90.0
Tiakane	EEP	196	76	90.0
GHANA				
Bui Belt	RL	5 969	2 305	90.0
Bole NE	RL	866	334	90.0
Nangodi West	RL	119	46	90.0
Central Goldfields	RL	92	36	JV*
TOTAL AREA		*20 006*	*7 724*	

Social responsibility statement

Randgold Resources is committed to the integration of environmental and social impact management into its business activities. The optimum utilisation of mineral and other resources encompasses the protection and conservation of the existing environment. Within this framework, the company strives to assist the communities most affected by its operations to develop in a sustainable way and to give all its employees a high quality of work life, including a safe workplace.

Its integrated social and environmental management process identifies potentially significant negative and positive impacts. The implementation of environmental and social responsibility strategies aims to minimise negative impacts and maximise the positive impacts of its activities, commensurate with its business strategy and within National and World Bank standards. The strategies it uses to achieve this include the following:



- Encourage and reward the use of integrated environmental management to ensure that management decision making process includes a sensitive and holistic consideration of environmental issues. To facilitate this, all projects must include a comprehensive environmental and social impact assessment. Where appropriate, specialist consultants are employed.
- Maintain positive relationships with neighbouring communities, local and national government authorities, NGOs and aid agencies and the public;
- Respect and consult with the communities in the areas affected by its operations so that these communities receive fair treatment and where possible benefit from the company's activities.
- Budget a percentage of profit to be used for sustainable community development projects. The projects are selected and prioritised in consultation with communities and carried out in cooperation with community members.
- Aim to forge a pact with employees through having respect for fundamental human rights, including workplace rights, employee development and the need for a healthy and safe workplace.
- Strive for the highest quality of rehabilitation, waste management and environmental protection in the most cost effective manner.
- Strive to optimise the consumption of energy, water and other natural resources.
- Through the introduction of new alternative environmentally friendly products and processes, as they become available, avoid, where possible, the use or release of substances which, by themselves or through their manufacturing process, may damage the environment.
- Practice responsible environmental stewardship to meet the demands of local communities, host country government requirements and international standards and strive for continuous improvement of environmental performance.

For details of the implementation of the social responsibility statement, refer to the Review of Operations on page 18 and 22 and Human Resources report on page 31.

Human resources report

SOCIAL RESPONSIBILITY AND COMMUNITY DEVELOPMENT

The sustainable development and social responsibility strategy forms an integral part of the company's overall business strategy and is implemented throughout all offices, projects and operations.

Efforts have been maintained during the year to enhance community relations and to promote and manage the social impact of the company's activities on the communities surrounding its operations. The operations carried out community development activities in close cooperation with representative local community liaison and development committees. These committees included traditional leaders, non-governmental organisations, aid agencies and local and national government officials.

During 2005, funds in excess of US$1 million were spent on sustainable community development projects at Loulo, Morila and other areas in the countries in which the company operates, with a focus on basic community health, primary education, potable water supply and food security.

In terms of building and maintaining effective relationships with the governments of the countries in which it operates, regular meetings were held with officials from Mali, Tanzania, Senegal, Ghana, Burkina Faso and Côte d'Ivoire.

The Randgold Resources financial contribution to the economies of the countries in which it operates, and particularly in Mali, is significant. During 2005, a total of US$75 million was paid by way of staff salaries and wages, payroll taxes, duties, royalties and dividends. An amount of approximately US$231 million was paid to businesses for goods and services supplied to Morila and Loulo, of which a sizable percentage went to Malian companies. Amounts invested, that are directly attributable to Randgold Resources and its subsidiaries, ie excluding 60% of Morila spend, are as follows:

Capital expenditure in Mali	US$79 million
Duties, taxes and royalties	US$60 million
Payments to suppliers	US$122 million
Exploration in West and East Africa	US$22 million
Total	US$283 million

INDUSTRIAL RELATIONS

Good industrial relations across the group continue to reflect the success of the Randgold Resources pact with labour. Randgold Resources' employees are unique among mining companies operating in Mali, in that they have never yet responded to calls for national strikes.

MANPOWER

Human Capital

As the company develops and expands, every effort is made to employ excellent people. Through leadership, a sense of ownership and interpersonal influence, these people are motivated to contribute to our success.

"What needs to be done" in Randgold Resources is defined by consultative strategic planning, which is refreshed at regular intervals and is rolled down through the operations. This strategy provides the foundation for the long term plan (including manpower plans), the fundamental principles of our business, the frame work for effective decision making and the actions required of our employees, the initiating of change and improvements and, most importantly, a rallying point. It enables the business to organise its resources and optimise the application of its human capital.

2005 has been a year of consolidation in Randgold Resources' leadership structure. Only one additional position was created, that of manager: underground project, responsible for managing the underground development project at Loulo.

The operational management at Loulo has, during a very busy and stressful year, successfully selected and trained its respective teams to a point where first gold was poured in the third quarter of 2005. This was achieved while construction of the mine was continuing and in an environment where a not inconsiderable portion of management's time was taken up in supporting and ultimately replacing the contractor.

Voluntary turnover of the company's staff, continues to be below 1% per annum, despite the large increase in the number employed at Loulo which at December 2005 was 1 202.

Group training and development

This year the focus has been on induction, safety, cyanide handling, the introduction of short interval scheduling and skills and management training.

All five of the company's MBA students and its three post-graduate financial students qualified during 2005. Twenty two employees attended technical training and six attended general management courses.

The company continued its support of the Malian Mining Industry University Scholarship scheme and the Randgold Resources' Scholarship Award scheme for earth sciences students at the University of Senegal.



Corporate governance

THE BOARD

The board is committed to guiding the strategic and entrepreneurial development of the group and supports the principle of collective responsibility for the success of the company. The majority of the board comprises independent non-executive directors. The non-executive directors have during the past financial year continued to provide an independent assessment of the activities of the group and its management, including the integrity of financial information and the group's system of internal control and risk management.

This section of the annual report provides a description of how the company has applied the principles set out in Section 1 of the 2003 Combined Code ("the Combined Code"). Except as noted below, the company has complied with the provisions set out in Section 1 of the Code throughout the year ended 31 December 2005.

"The board is committed to guiding the strategic and entrepreneurial development of the group."

A regular schedule of meetings deliberates on matters which are reserved for specific consideration. The board has reserved, for its sole discretion, the finalisation and adoption of the group's strategic plan, major fiscal policies, approval of all mining developments and of any merger and acquisition. The day to day management of the business has, however, been delegated to management. The board acknowledges that there are instances when independent non-executive directors should meet without the presence of executive management to deliberate on issues affecting the group. During the past financial year such meetings have occurred on several occasions.

In accordance with the Combined Code, the responsibilities of chairman and chief executive officer are separated. The performance of the CEO is assessed annually by the board in line with guidelines laid down according to set and agreed criteria. The board has acknowledged that the chairman is responsible for the leadership of the board and to ensure that effective communications exist between the executive and non-executive directors. The role of the senior independent non-executive director has evolved and the incumbent has been delegated as the contact for the company's whistle blowing procedure. The group has not appointed a nomination committee as it is the policy for details of a candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a board meeting and be interviewed before any decision was taken. This approach is considered appropriate in light of the small size of the board but this policy is kept under review.

The audit and remuneration committees consist solely of independent non-executive directors. Details of the composition and the activities of both are contained hereafter or in the subsequent report of the remuneration committee. The structure and timing of the company's board meetings, which are scheduled over two days, allows adequate time for the chairman to interact with the non-executive directors without the presence of the executive directors. At present, the board does not have a formal process for evaluating its own performance and that of its committees and individual non-executive directors. However, it is considering the introduction of such a system.

	Directors	Designation	Number of meetings attended	Total number of board meetings
◘	P Liétard	Non-executive chairman	7	7
◘	DM Bristow	Chief executive officer	7	7
◘	RA Williams	Chief financial officer	7	7
◘	BH Asher	Senior independent non-executive	7	7
◘	J-A Cramer	Independent non-executive	6	7
◘	RI Israel	Independent non-executive	6	7
◘	AL Paverd	Independent non-executive	7	7

During the year, the board met seven times and a sub-committee of the board met twice. Attendance at the formal board meetings is recorded above.

Under the terms of the Code, the following potential threats to the independence of the non-executive directors have been identified:

(a) Dr Paverd has served as director since 1996 - however, other directors consider that the objectivity and nature of his contribution to the board and committee discussions are fully consistent with those of an independent director; and (b) during the year all held options under the company's share option scheme, which were awarded in 1998 (some of which were exercised during the year). The board does not believe that this interferes with the independence of the non-executive directors, but does not intend to grant any additional share options to non-executive directors. All non-executive directors own shares in the company, which aligns their interests with those of shareholders.

The company's CEO has been granted a rolling three-year service contract, which the board deems to be in the best interest of the company and its shareholders.

The company holds its annual general meeting in conjunction with a board meeting, thereby ensuring that members of the executive, the senior independent director and the chairmen of the board committees are available to answer any queries that shareholders might raise. When new non-executive directors are appointed, their terms and conditions of appointment will be available for inspection at the company's annual general meeting. The current terms and conditions of appointment of the executive directors will be available for inspection at the annual general meeting.

The job specifications for the chief executive officer and chief financial officer have been formally approved by the remuneration committee and the board. These are reviewed annually. With the change in status of the chairman from an executive to non-executive, the role and duties have altered. Currently, a revised job specification is being finalised which will include a process of evaluation of his performance.

The board operates in a field which is technically complex and directors are provided with information which enables them to fulfill their duties. Visits to the operations and technical presentations provided by management and the company's advisers are used to further their knowledge in various areas of specialisation. These updates include matters on corporate governance. Induction courses take the form of presentations made to the board and site visits. Information necessary to update the board on the company's activities and corporate governance arrangements is made available through the offices of the company secretary. Directors are regularly invited to attend company presentations to shareholders and investors to encourage interaction with the market. All directors have direct access to independent professional advice when they deem that such assistance is necessary in the furtherance of their responsibilities.

In accordance with the provision of Companies (Jersey) Law 1991 and the articles of association, directors are required to submit themselves to re-election. Any newly appointed director is subject to election by shareholders at the first annual general meeting after his/her appointment. Thereafter, by rotation, the entire board is subject to re-election every three years. Currently, three of the non-executive directors have served on the board since 1997, and Dr Paverd has served as a director since 1996.

The articles of association do not specify any age limit for directors to retire nor is there any restriction about the period of service. The board will reconsider its composition for future years and may introduce an age limit for directors, fixed periods of appointment or a maximum period of service for non-executive directors at some point in the future if it deems this appropriate.

Currently, the company allows directors to take up other board appointments where these are not in conflict with the company. Such appointments are discussed at board meetings and it is the policy that any fees that accrue should be retained by the director concerned. During the year 2005, Dr Bristow received fees of £23 433.00 for his services to African Platinum plc. There are no recent letters of appointment for individual directors. The expected time commitments involved in serving the company are regularly discussed.

ACCOUNTABILITY AND AUDIT

The Companies (Jersey) Law, 1991, and Combined Code require, and the board acknowledges, that it is responsible for presenting a balanced and understandable assessment of the company's and the group's position and prospects. This extends to the preparation and publication of the annual report and any other release of information, price sensitive or otherwise.

The financial statements set out in this report have been prepared by management in accordance with International Financial Reporting Standards and are based on accounting policies that the board considers appropriate, supported by reasonable and prudent judgements and estimates.

The directors are of the opinion that the financial statements fairly present the financial position of the company and group as at 31 December 2005, and the consolidated results of operations and cash flows of the group for the year then ended. The directors have continued to adopt the going concern basis in preparing the financial statements because the directors are satisfied that the group and company have adequate financial resources available to ensure their continued operational existence for the foreseeable future.

The group has operated a code of ethics since its United Kingdom listing in July 1997. The code has been updated to have specific reference to the company's financial managers and the chief executive officer. A copy of the code is available on the company's website: www.randgoldresources.com.

INTERNAL CONTROL

The group maintains a business control framework that documents the key business risks, together with the related operational and financial compliance controls. The business control framework is regularly reviewed and updated by management, who report quarterly to the board on any issues which might affect the risks and controls. The board acknowledges that it has responsibility for the ongoing review and update of the business control framework and believes that, through the procedures noted above and below, it has complied with the requirement of the Code to review the effectiveness of the group's system of internal controls, at least annually.

The company's auditors also act as auditors for Loulo and Morila and the findings from the audits are communicated to the audit committee. AngloGold Ashanti's internal audit department conducts regular audits of the Morila mine and copies of these reports are submitted to the company's audit committee for consideration. Given its size, the group does not have a separate internal audit department. However, executive management undertake regular audits of various parts of the Morila mine and details of their reports are submitted to the audit committee and board for comment. A similar programme will be introduced for Loulo going forward. Financial and technical audits of the company's branch offices and major assets are regularly conducted. The board notes that no cost effective system will preclude all errors and irregularities and so the group's system of internal controls provides reasonable, but not absolute assurance, against material misstatement or loss.

Details of the key risk factors which might affect the activities of the company are contained in the Form 20-F annual report filing for the period to 31 December 2004, and this document and can be obtained from the company's website: www.randgoldresources.com.

AUDIT COMMITTEE

The audit committee comprises three non-executive directors all of whom are considered independent.

Members	Appointed
BH Asher (Chairman)	15 July 1997
J-A Cramer	15 July 1997
AL Paverd	1 May 2000

Two of the members have considerable years' experience in the financial services sector and the other has extensive experience in the mining industry. The board believes that this level of expertise is sufficient to meet the standards imposed by the Combined Code, even though none of the members has "recent and relevant financial experience". If issues arose which were deemed outside the areas of expertise of the audit committee independent professional advice would be sought by the committee.

During the year, the committee has met eight times and attendance at the meetings was as follows:

Members	Number of meetings attended
BH Asher (Chairman)	8
J-A Cramer	7
AL Paverd	7

Mr Asher, the senior independent non-executive director, receives a fee for his services as senior independent non-executive director and is not paid an additional fee for services to any board committees. Details of the fees paid to Mr Asher are contained on page 38 while Dr Paverd and Mr Cramer were paid US$35 000 each during 2005 for their services to the audit committee.

The committee makes recommendations to the board in relation to the appointment, re-appointment and removal of the external auditor as well as the remuneration and terms of engagement of the external auditors. The actual appointment of the external auditor is subject to the approval of shareholders at the annual general meeting.

The committee reviews and monitors the external auditor's independence and the objectivity and effectiveness of the audit process. This is undertaken within the framework of a detailed audit charter. A copy of the audit charter is available on the company's website: www.randgoldresources.com.

The committee reviews the company's published results, the effectiveness of its systems of internal control, legal and regulatory compliance including the Sarbanes-Oxley Act, and the cost effectiveness of the services provided by the external auditors. The audit committee has implemented a policy regarding the provision, and pre-approval thereof, of non-audit services by the external auditors and this mandate is reviewed annually.

The committee meets regularly and this includes quarterly meetings which are used to consider and approve the company's quarterly results. The external auditors are regularly invited to attend meetings to report on their activities. The committee also meets with the external auditors, independent of the executive directors or management, where this is deemed necessary.

The Sarbanes-Oxley Act of 2002 required companies to establish "whistle-blower" systems. The geographical spread of the group's activities, particularly in remote West African locations, makes the establishment of such systems complex. It was felt appropriate for the senior independent director to be the first point of contact in the company's whistle blowing procedure. In the event of an issue being raised, independent consultants would then be employed by the senior independent director to investigate any alleged irregularity.

The audit committee continues to oversee the group's preparation for compliance with the requirements of section 404 of the Sarbanes-Oxley Act, which will apply to the 31 December 2006 year end. The board believes that the group is well placed to meet these requirements and intends engaging a firm of accountants (not involved in the external audit) to help in assessing whether its internal financial controls are designed and operating effectively.

SHAREHOLDER COMMUNICATIONS

The board acknowledges responsibility for maintaining effective communications with all shareholders. The CEO, the corporate communications manager and the company's investor relations consultants prepare a quarterly report for the board detailing the activities and presentations given to shareholders. Besides attendances at various industry conferences, a minimum of two roadshows during the year are undertaken to enable company representatives to interact directly with shareholders and other interested parties. The board believes that with the increasing use of the internet and inclusion of the company's announcements and publications being placed on its website, that this is an appropriate method of communication with shareholders. The board encourages shareholders to access the annual report from the website rather than having this sent by post in printed form.

The board believes that the annual general meeting is an appropriate forum for contact with shareholders and encourages their attendance and participation.

In order to reflect the sentiment of shareholders at the annual general meeting, it has been an unwritten policy that all resolutions should be considered by way of a ballot poll and the number of proxies received disclosed to the members in attendance.



Report of the remuneration committee

"The committee's principal function is to determine, on behalf of the board, the senior executive remuneration policy and the remuneration as well as other terms and conditions of employment of the company's executive directors."

The remuneration committee comprises two independent non-executive directors:

Members	Appointed
RI Israel (Chairman)	15 July 1997
BH Asher	15 July 1997

During the year, the committee met six times and its members discussed all aspects of the remuneration of the group. For the year under review, and purely as payment for his services as chairman of the remuneration committee, Mr Israel was paid US$40 000. Mr Asher was paid a fee for his role as the senior independent non-executive director and he was not paid an additional fee for services to any board committee. Details of the fees paid to Mr Asher are contained on page 38.

REMUNERATION POLICY
The committee's principal function is to determine, on behalf of the board, the senior executive remuneration policy and the remuneration as well as other terms and conditions of employment of the company's executive directors. The company's human resources executive provides the committee with access to comparative industry surveys which assist in formulating remuneration.

The committee believes that it should be able to meet without the attendance of management. In addition, the members are entitled to call for independent consultants' advice on pertinent issues. During the year the committee employed the services of Bachelder & Dowling to review executive remuneration. This was done in conjunction with reviews of various mining related industry surveys. The consultant provides no other services to the company. At certain meetings, the committee members invite the chairman and chief executive officer to attend.

The committee has recommended a new remuneration charter which has to be approved by the board and, once adopted, will be placed on the company's website.

The committee's objective is to provide senior management, including directors, with a competitive package which will attract and retain executives of the highest calibre and encourage and reward superior performance. Further, the committee is cognisant that the market demands that criteria be established which measure an individual's performance. The committee agreed performance criteria with the executive directors and an appraisal was completed and performance measured against the agreed criteria. The committee believes that the bonus payments, which are linked to the performance of the company's share price, together with participation in the company's share option scheme and share grants for the CEO are sufficient to motivate executives and align their interests with those of shareholders. As a result of an investigation into the correct method of incentivising the CEO and to motivate his performance and to align him with the interests of shareholders it was decided that the CEO should no longer participate in the share option scheme but rather receive an award of shares which would only be granted upon the achievement of agreed performance criteria.

EXECUTIVE DIRECTORS
The remuneration of the executive directors comprises a basic salary, an annual bonus, participation in the share option scheme for the

chief financial officer and a deferred compensation structure for the CEO. The total executive directors' remuneration for the year ended 31 December 2005 was US$3 847 225 (year ended 31 December 2004: US$5 350 664). Full details are provided in a table on page 38 of this report.

Basic salary
Each executive director receives a basic salary as determined by the committee in accordance with the remuneration policy and subject to agreed annual performance criteria. The service contracts do not provide for any retirement payments, nor does the company have any such retirement liability. The company does, however, provide a defined contribution fund into which employees, including directors, may contribute.

Share options
Share options are no longer awarded to non-executive directors or the CEO. In respect of the non-executive directors, the last options awarded were in 1998. Awards of share options are determined by the remuneration committee which is guided by industry and international standards. Currently options are not subject to any performance criteria. The use of performance criteria was not a standard used at the time the present scheme was adopted. However, the board acknowledges that any future scheme would be performance related. Any options awarded to an employee are subject to an upper limit of two per cent of the company's issued share capital. No share options can be awarded at a discount because the scheme rules provide that the exercise price is determined as the closing price of the shares on the trading day preceding that on which a person is granted the option. It is not the policy of the company to grant annual awards of share options to employees, nor has there been an award to the chief financial officer in 2005.

The scheme provides that all options may be exercised early in the event of an acquisition of the company that would require an offer to be made to all shareholders. Details of options held by directors are contained in a table on page 39 of this annual report.

Annual bonus
Executive directors' service contracts provide for the payment of an annual bonus. The bonus is determined on a notional shareholding and is measured according to the performance of the price of the ordinary shares of the company over a 12 month period ending 31 March. The calculation of the annual bonus for Dr DM Bristow is based on a notional shareholding of 300 000 ordinary shares, while for Mr Williams the figure is 100 000 ordinary shares. Under the terms of a termination agreement signed with the company's former chairman, Mr RAR Kebble, a bonus will be paid to him in the event of the company meeting agreed criteria similar to the CEO. The last such bonus to Mr RAR Kebble will be for the year ended 31 December 2005 and will be payable in April 2006.

Service contracts
Service contracts have been concluded with the two executive directors and Mr RA Williams' current agreement runs until 31 May 2006. The remuneration committee is reviewing the service contract and will conclude negotiations with Mr RA Williams before the end of his current contract. Given the size of the company and its small management team, the board considers periods of employment in excess of one year appropriate. The board has agreed to a rolling three year contract for Dr DM Bristow which has been approved based on the importance attributed to his contribution to the company's overall strategic direction and performance. In the event of unilateral termination, the company would be required to compensate the director concerned for any outstanding amounts due in terms of the contract.

Share grants
Under the terms of the service contract entered into with Dr DM Bristow, the board awarded the CEO restricted stock amounting to 150 000 shares. At the beginning of 2004, certain performance criteria were agreed by the board and the CEO. At year end an appraisal was undertaken and it was agreed that the criteria had been met. In the circumstances, an award of 150 000 shares was made to the CEO. The award entitled the CEO to 50 000 shares at the end of each year of a three year period commencing 1 January 2005. To date, 100 000 shares have been issued to the CEO with the final third accruing on 1 January 2007. Such an award is not made annually, but the board reserves the right on the recommendation of the remuneration committee to re-consider this when it is deemed appropriate.

The company's performance has been measured against the HSBC Global Mining Index. The HSBC Global Mining Index is a capitalisation-weighted index calculated in dollars (US$). The series represents the mining industries of 21 countries for securities with a market capitalisation generally in excess of US$50 million. The series has a base of 100 on 31 December 1985, with the exception of two Latin American indices which are based at 100 at 31 December 1989. A copy of the graph is included on the inside back cover of this annual report.

NON-EXECUTIVE DIRECTORS
Following a detailed review of non-executive directors' remuneration by the remuneration committee and based on the recommendations of the independent external consultant, the following remuneration was approved at the annual general meeting held on 25 April 2005:

- A general annual retainer to all non-executive directors of US$45 000;
- An annual committee assignment fee of US$25 000, with an additional premium for membership of the audit committee of US$10 000;
- The chairman of a board committee to receive a committee assignment fee of US$40 000;
- The senior independent director, in addition to the

general annual retainer but in lieu of any committee assignment fee, to receive an additional US$75 000;

- The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$90 000;
- An award to each director of US$30 000 to be translated into a number of "restricted" shares. The shares are to vest over a three year period from the date of the award.

Vesting would accelerate on the following conditions:

- Termination other than resignation or dismissal;
- Voluntary retirement after the age of 65 with a minimum of three years service as a director; and
- Change in control of the company.

A non-executive director must hold shares at least equal in value (as at the beginning of the year) to the general annual retainer. New directors would be granted three years in which to acquire the required shareholding and this period could be extended by the unanimous approval of the disinterested directors. If the number of shares were to fall below the threshold due to a fall in the share price, no additional purchase of shares would be required. Save for Mr Cramer, all the directors hold shares equal to the value of the general annual retainer.

For details of directors' shareholdings see page 39 of this report.

Previously, non-executive directors were granted share options over the company's ordinary shares. These share options were awarded to non-executive directors at a time when such options were not considered as affecting a director's independence and with the intention of aligning directors' interests with those of shareholders. Currently only three non-executive directors have unexercised share options. Details of the remaining options are shown on page 39.

DIRECTORS' REMUNERATION AND INTERESTS

Summary of directors' remuneration

US$	Basic salary/ fees 31 Dec 2005	Basic salary/ fees 31 Dec 2004	Bonus/ service contract 31 Dec 2005	Bonus/ service contract 31 Dec 2004	Other pay-ments* 31 Dec 2005	Other payments 31 Dec 2004	Total 31 Dec 2005	Total 31 Dec 2004
Executive								
DM Bristow	600 000	530 156	975 136	1 118 022	693 700	535 250	2 268 836	2 183 428
RA Williams	278 208	239 040	325 045	372 674		-	603 253	611 714
RAR Kebble**		343 750	975 136	1 118 022		1 093 750	975 136	2 555 522
Subtotal	878 208	1 112 946	2 275 317	2 608 718	693 700	1 629 000	3 847 225	5 350 664
Non-executive								
P Liétard	135 000	102 500		-	30 000	-	165 000	102 500
BH Asher	120 000	115 000		-	30 000	-	150 000	115 000
J-A Cramer	80 000	85 000		-	30 000	-	110 000	85 000
RI Israel	85 000	68 000		-	30 000	-	115 000	68 000
AL Paverd	80 000	85 000		-	30 000	-	110 000	85 000
Subtotal	500 000	455 500		-	150 000	-	650 000	455 500
TOTAL	1 378 208	1 568 446	2 275 317	2 608 718	843 700	1 629 000	4 497 225	5 806 164

* *Other payments to Dr DM Bristow in 2004 and 2005 comprise the grant of shares. The award in 2005 of US$30 000 to each non-executive director was translated into share grants which vest over a three year period from the date of the award.*

** *Mr RAR Kebble resigned from the board with effect from 3 November 2004. All amounts shown as remuneration for 2005 and the "other payments" for 2004 reflect payments in settlement of Mr RAR Kebble's termination agreement.*

The bonus is calculated on the movement in the company's share price based on a calendar year to 31 March. The 2005 bonuses, as shown above, reflect the amounts paid in April 2005 in respect of the movement in the share price from 1 April 2004 to 31 March 2005, being US$10.70 to US$12.36. At 31 December 2005, the company accrued US$2.1 million for bonus payments, in respect of 2005, based on a share price of US$16.13. Based on a share price at 13 March 2006, the date of the signing of the accounts, the aggregate accrued amount of the bonuses payable for the period up to that date would be the higher amount of US$3.0 million. Bonuses in respect of the 2005 year are expected to be paid in April 2006 in terms of the provisions of the service contracts.

Directors' options

	Number of options during the period At 1 Jan 2005	Granted	Exercised	At 31 Dec 2005	Exercise price (US$)	Market price at date of exercise (US$)	Date from which exerci-sable	Expiry date
Executive								
DM Bristow	166 700	-	-	166 700	3.25	-	12/07/02	11/07/12
RA Williams	27 760	-	27 760	-	3.03	14.09	01/05/02	30/04/12
RA Williams	66 700	-	66 700	-	3.25	14.09	12/07/02	11/07/12
RA Williams	125 000	-	-	125 000	8.05	-	06/08/06	05/08/16
Non-executive								
BH Asher	25 400	-	-	25 400	1.65	-	29/01/01	28/01/11
J-A Cramer	25 400	-	-	25 400	1.65	-	29/01/01	28/01/11
RI Israel	25 400	-	-	25 400	1.65	-	29/01/01	28/01/11
P Liétard	25 400	-	25 400	-	1.65	14.09	29/01/01	28/01/11
AL Paverd	25 400	-	25 400	-	1.65	13.62	29/01/01	28/01/11

The high and low ordinary share prices for the company for the year under review were: ordinary shares on the LSE (trading symbol RRS) and Nasdaq from 1 January 2005 to 31 December 2005:
Pound sterling on LSE (trading symbol RRS): High: £9.58; Low: £5.30
ADRs on the Nasdaq (trading symbol GOLD): High: US$16.77; Low: US$10.13

The share price at the year end, being 31 December 2005 was £9.27 for the ordinary shares trading on the LSE and US$16.13 for the ADRs trading on the Nasdaq.

Directors' shareholdings

	At 28 Feb 2006 number§	At 31 Dec 2005 number	At 31 Dec 2004 number	Beneficial/ non-beneficial
Executive				
DM Bristow	728 400	606 700	556 700	Beneficial
RA Williams	160 000	160 000	100 000	Beneficial
Non-executive				
BH Asher	14 614	13 248	16 420	Beneficial
J-A Cramer	2 148	782	12 466	Beneficial
RI Israel	14 614	13 248	12 466	Beneficial
AL Paverd	40 014	38 649	-	Beneficial
P Liétard	27 548	26 182	-	Beneficial
RAR Kebble*		-	550 000	Beneficial

§ *This includes all shares issued to Dr DM Bristow in respect of his share award and restricted shares which have vested in the name of each non-executive director. Currently, in terms of the US$30 000 awarded to each non-executive director on 1 January 2005, the final 783 shares will be issued on 1 January 2007. In terms of the US$30 000 awarded to each non-executive director on 1 January 2006, 584 were issued on 1 January 2006 whilst the remaining 1 169 will be issued in two tranches of 584 and 585 shares on 1 January 2007 and 1 January 2008.*

* *Mr RAR Kebble resigned from the board on 3 November 2004.*



Directors' report

FOR THE YEAR ENDED 31 DECEMBER 2005

1 SHARE OPTION SCHEME
The directors granted options to senior employees in accordance with the provisions of the Randgold Resources Limited Share Option Scheme (the "Scheme"). The summary on the facing page is included in this report as required in accordance with the rules of the Scheme.

2 ELECTION OF DIRECTORS
At the last annual general meeting of the company, Messrs Israel and Liétard were re-elected as directors. No changes to the board of directors of the company (the "board") took place during the year. In accordance with Article 90.1 of the company's Articles of Association, Dr Paverd and Mr Asher retire by rotation and as retiring directors are eligible, have offered themselves for re-election.

3 SPECIAL RESOLUTIONS
The directors have considered, approved and unanimously recommend to the shareholders the special resolutions in the form attached to the notice of annual general meeting (the "Notice"), as summarised below and incorporated into this report by reference (the "Special Resolutions").

In the opinion of all the directors, the adoption of these Special Resolutions would be in the best interests of the company and of the shareholders as a whole. Accordingly, all the directors who own shares in the company – (being DM Bristow (728 400 shares), BH Asher (14 614 shares), J-A Cramer (2 148 shares), RI Israel (14 614 shares), AL Paverd (40 014 shares), P Liétard (27 548 shares) and RA Williams (160 000 shares) – have indicated their intention to vote their shares in favour of the Special Resolution.

(a) Company's purchase of its own shares
The board recommends to the shareholders that a Special Resolution be passed at the annual general meeting approving a general authority for the company to purchase its own shares in accordance with the terms set out in Annexure 3 of the Notice. The authority will be subject to the requirements of the Companies (Jersey) Law 1991, as amended, the United Kingdom Financial Services Authority, the United States Securities and Exchange Commission, the London Stock Exchange and The NASDAQ Stock Market.

The directors intend to use this authority at such time or times, in respect of such number of shares, at such price and on such terms as they may consider appropriate from time to time. Accordingly, the method by which the company intends to acquire its shares, the exact number(s) to be acquired and the price(s) and date(s) at which the acquisition(s) is(are) to take place are not presently known.

However, the proposed authority is limited to a maximum of 14.9% of the company's issued ordinary share capital as at the date of the Special Resolution. Additionally, maximum and minimum acquisition pricing mechanisms will apply to the purchase by the company of its own shares, as set out in the Special Resolution. The maximum acquisition price will not be more than 5% above the weighted average of the listed price for the issued ordinary shares of the company for the five business days preceding the date of acquisition of the shares by the company. The minimum acquisition price will be par value.

It should be noted that the total number of outstanding options to subscribe for shares in the company as at 13 March 2006 is 2 163 714. These options together represent 3.17% of the issued share capital of the company as at 13 March 2006 and would, if the existing and proposed authority for the company to purchase its own shares were to be used in full, together represent 18.03% of the issued share capital of the company. There are no outstanding warrants to subscribe for shares in the company as at 13 March 2006.

SHARE OPTION SCHEME	Available	Granted	Average US$ price	Exercised	Average US$ price	Total*
Balance at 31 December 2003	1 941 626	1 987 396	3.14	5 624 318	-	9 553 340
Adjustment to balance following increase in share capital	979	-	-	-	-	979
Options exercised during the period	-	(6 000)	-	6 000	11.07	
Balance prior to share split	1 942 605	1 981 396	2.88	5 630 318	-	9 554 319
Adjustment to balance following increase in share capital	114 260	-	-	-	-	114 260
Options exercised during the period	-	(702 925)	-	702 925	9.05	
Options granted during the period	(1 316 003)	1 316 003	8.05	-	-	
Options lapsed during the period	53 500	(53 500)	3.25	-	-	
Balance at 31 December 2004	794 362	2 540 974	5.35	6 333 243	-	9 668 579
Adjustment to balance following increase in share capital	1 315 589	-	-	-	-	1 315 589
Options exercised during the period	-	(617 260)	-	617 260	13.36	
Options granted during the period	(249 000)	249 000	13.79	-	-	
Options lapsed during the period	9 000	(9 000)	12.78	-	-	
Balance at 31 December 2005	1 869 951	2 163 714	-	6 950 503	-	10 984 168

* *This shows the total options exercised, granted and available since the inception of the Scheme.*

Approval of the annual financial statements

The directors are responsible for the maintenance of proper accounting records and the preparation, integrity and fair presentation of the financial statements of Randgold Resources Limited and its subsidiaries. The financial statements, presented on pages 44 to 64, have been prepared in accordance with International Financial Reporting Standards ("IFRS") and include amounts based on judgements and estimates made by management. The directors also prepared the other information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The directors also have general responsibility for selecting suitable accounting policies and applying them consistently, and for taking such steps as are reasonably open to them to safeguard the assets of the group and prevent and detect fraud and other irregularities. The going concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group and company will not be a going concern in the foreseeable future based on forecasts and available cash resources. The viability of the company and the group is supported by the financial statements.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers LLP, United Kingdom, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The directors believe that all representations made to the independent auditors during their audit were valid and appropriate. PricewaterhouseCoopers LLP's audit report is presented on the following page.

The maintenance and integrity of the Randgold Resources Limited website is the responsibility of the directors. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the report since it was initially presented on the website. Legislation in Jersey and the United Kingdom governing the preparation and dissemination of the financial information may differ from other jurisdictions.

The financial statements were approved by the board of directors on 13 March 2006 and are signed on its behalf by:

P Liétard
Chairman

DM Bristow
Chief executive

Jersey, Channel Islands
13 March 2006

Report of the independent auditors

TO THE MEMBERS OF RANDGOLD RESOURCES LIMITED

We have audited the accompanying stand alone balance sheet of the company and consolidated balance sheet of the company and its subsidiaries (the "group") as of 31 December 2005, and the related consolidated statements of income, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the group's directors. Our responsibility is to express an opinion on these financial statements based on our audit. This opinion has been prepared for and only for the company's members in accordance with Companies (Jersey) Law 1991 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. The other information comprises only the items listed in the contents section of the annual report, excluding the financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

We also, at the request of the directors (because the company applies the Financial Services Authority Listing Rules as if it is a listed company incorporated in the United Kingdom), review whether the corporate governance statement on pages 32 to 35 reflects the company's compliance with the nine provisions of the 2003 Financial Reporting Council Combined Code, specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

In our opinion, the financial statements give a true and fair view of the financial position of the company and the group as of 31 December 2005, and of the results of the group's operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRS") and Companies (Jersey) Law 1991.

Without qualifying our opinion we draw attention to note 26 to the consolidated financial statements. The recovery of a US$12.2 million loan to MDM Ferroman (Pty) Ltd, the main contractor responsible for construction of the Loulo mine until the construction contract was taken back on 30 December 2005, is dependent on the value of various fixed assets, debtors, bank accounts, performance bonds and personal guarantees. In addition, the group has lodged a claim against MDM Ferroman (Pty) Ltd in relation to sums advanced over and above the lump sum contract, and has received a counterclaim in respect of variations, extension of time and additional costs. The ultimate outcome of these matters cannot presently be determined, and the financial statements do not reflect any provision that may be required if the security is found to be worth less than the receivable or any adjustments that may arise from the claim and counterclaim referred to above.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

London, United Kingdom
Chartered accountants
13 March 2006

Consolidated income statement

FOR THE YEAR ENDED 31 DECEMBER 2005

US$000	Notes	Group 31 Dec 2005	Group 31 Dec 2004 restated
REVENUES			
Gold sales		151 502	73 330
OTHER INCOME			
Interest income		2 064	1 033
Exchange gains		413	808
Other income		1 303	1 502
Profit on sale of Syama	24	-	7 070
		3 780	10 413
		155 282	83 743
COSTS AND EXPENSES			
Mining and processing costs	27	70 020	40 504
Transport and refinery costs		360	233
Royalties		10 273	5 304
Exploration and corporate expenditure		24 049	16 850
Gain on financial instruments		(45)	(2 232)
Exchange losses		2 487	1 422
Other expenses		801	1 069
Unwind of discount on provisions for rehabilitation		254	177
Interest expense		1 861	1 623
		110 060	64 950
PROFIT BEFORE INCOME TAX		45 222	18 793
Income tax expense	4	(4 335)	-
NET PROFIT		40 887	18 793
Attributable to:			
Equity shareholders		38 538	18 793
Minority shareholders		2 349	-
		40 887	18 793
BASIC EARNINGS PER SHARE (US$)	5	0.62	0.32
FULLY DILUTED EARNINGS PER SHARE (US$)	5	0.60	0.31

Consolidated and company balance sheets

AT 31 DECEMBER 2005

US$000	Notes	Group 31 Dec 2005	Group 31 Dec 2004 restated	Company 31 Dec 2005	Company 31 Dec 2004 restated
ASSETS					
NON-CURRENT ASSETS					
Property, plant and equipment	9	202 636	129 854		-
Cost		236 331	151 639		321
Accumulated depreciation and amortisation		(33 695)	(21 785)		(321)
Deferred stripping costs	10	2 560	8 514		-
Long term ore stockpiles	8	27 868	12 054		-
Investment in subsidiaries and joint venture	11		-	6 016	6 016
Loan to subsidiary and joint venture	11		-	112 912	43 322
TOTAL NON-CURRENT ASSETS		233 064	150 422	118 928	49 338
CURRENT ASSETS					
Deferred stripping costs	10	1 127	6 370		-
Inventories and ore stockpiles	8	36 911	9 762		-
Receivables	7	47 918	23 667	827	2 250
Cash and cash equivalents		152 452	78 240	140 359	77 147
TOTAL CURRENT ASSETS		238 408	118 039	141 186	79 397
TOTAL ASSETS		471 472	268 461	260 114	128 735
EQUITY AND LIABILITIES					
SHARE CAPITAL AND RESERVES					
Share capital					
Authorised:					
80 000 000 ordinary shares of 5 US cents each, for both years presented					
Issued:					
68 072 864 ordinary shares (2004: 59 226 694)		3 404	2 961	3 404	2 961
Share premium		208 582	102 342	208 582	102 342
Accumulated profit		138 751	100 213	42 369	20 799
Other reserves		(41 000)	(14 347)	2 135	1 321
Shareholders' equity		309 737	191 169	256 490	127 423
Minority Interest	16	1 395	(954)		-
TOTAL EQUITY		311 132	190 215	256 490	127 423
NON-CURRENT LIABILITIES					
Long term borrowings	15	49 538	40 718		-
Loans from minority shareholders in subsidiaries	16	2 483	2 575		-
Financial liabilities - forward gold sales	17	34 151	15 448		-
Deferred taxation	12	1 208	-		-
Provision for environmental rehabilitation	14	9 480	3 701		-
TOTAL NON-CURRENT LIABILITIES		96 860	62 442		-
CURRENT LIABILITIES					
Financial liabilities - forward gold sales	17	8 939	220		-
Accounts payable and accrued liabilities	13	28 813	14 428	3 624	1 312
Taxation payable		2 737	-		-
Current portion of long term liabilities	15	22 991	1 156		-
TOTAL CURRENT LIABILITIES		63 480	15 804	3 624	1 312
TOTAL EQUITY AND LIABILITIES		471 472	268 461	260 114	128 735

Consolidated statement of changes in equity

FOR THE YEAR ENDED 31 DECEMBER 2005

US$000	Number of ordinary shares	Share capital	Share premium	Accumulated profit	Other reserves	Total	Minority interest	Total
	Attributable to equity shareholders							
Group								
BALANCE AT 31 DECEMBER 2003	29 260 385	2 926	200 244	(18 580)	(7 403)	177 187	(8 520)	168 667
Net income	-	-	-	18 793	-	18 793	-	18 793
Movement on cash flow hedges								
▪ realised	-	-	-	-	7 403	7 403	-	7 403
▪ unrealised	-	-	-	-	(15 668)	(15 668)	-	(15 668)
Total recognised income				18 793	(8 265)	10 528	-	10 528
Share-based payments	-	-	-	-	1 321	1 321	-	1 321
Exercise of employee stock options	702 924	35	2 098	-	-	2 133	-	2 133
Subdivision of shares	29 263 385	-	-	-	-		-	
Capital reduction	-	-	(100 000)	100 000	-	-	-	-
Disposal of Syama	-	-	-	-	-	-	7 566	7 566
BALANCE AT 31 DECEMBER 2004	59 226 694	2 961	102 342	100 213	(14 347)	191 169	(954)	190 215
BALANCE AT 31 DECEMBER 2004 (as previously reported)	59 226 694	2 961	102 342	101 534	(15 668)	191 169	(954)	190 215
Adoption of IFRS 2 "share-based payments" ("IFRS 2")	-	-	-	(1 321)	1 321	-	-	-
BALANCE AT 31 DECEMBER 2004	59 226 694	2 961	102 342	100 213	(14 347)	191 169	(954)	190 215
Net income	-	-	-	38 538	-	38 538	2 349	40 887
Movement on cash flow hedges								
▪ unrealised	-	-	-	-	(27 422)	(27 422)	-	(27 422)
▪ realised	-	-	-	-	(45)	(45)	-	(45)
Total recognised income	-	-	-	38 538	(27 467)	11 071	2 349	13 420
Share-based payments	-	-	-	-	2 243	2 243	-	2 243
Exercise of employee stock options	617 260	31	1 838	-	-	1 869	-	1 869
Restricted shares issued as remuneration#	161 735	8	-	-	-	8	-	8
Restricted shares held by company#	(57 825)	(2)	-	-	-	(2)	-	(2)
Shares vested#	-	-	1 429	-	(1 429)	-	-	-
Capital raising	8 125 000	406	109 281	-	-	109 687	-	109 687
Costs associated with capital raising	-	-	(6 308)	-	-	(6 308)	-	(6 308)
BALANCE AT 31 DECEMBER 2005	68 072 864	3 404	208 582	138 751	(41 000)	309 737	1 395	311 132

A special resolution was passed on 26 April 2004 to divide each of the ordinary shares of US$0.10 in the company into two ordinary shares of US$0.05 each. The aim was to improve the tradeability of the company's shares. A special resolution was passed at the annual general meeting in April 2004, which was subsequently approved by the Court in Jersey, to extinguish accumulated losses by reducing the company's share premium account by US$100 million. Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of financial instruments designated as cash flow hedges. Refer to note 6 for discussion on the impact of IFRS 2.

\# *Restricted shares were issued to directors as remuneration. Of these shares, 103 910 have vested, while the remainder of the shares are still held by the company as treasury shares. The transfer between "other reserves" and "share premium" in respect of the shares vested represents the cost calculated in accordance with IFRS 2.*

Statement of consolidated cash flows

FOR THE YEAR ENDED 31 DECEMBER 2005

US$000	Note	Group 31 Dec 2005	Group 31 Dec 2004
CASH FLOW FROM OPERATING ACTIVITIES			
Profit before income tax		45 222	18 793
Net interest (received)/paid		(203)	590
Depreciation and amortisation		11 910	8 738
Transfer from/(to) deferred stripping		11 198	(3 999)
Gain on forward gold sales		(45)	(1 085)
Unwind of discount on provisions for environmental rehabilitation		254	177
Share-based payment		2 247	1 321
Profit on sale of Syama			(7 070)
		70 583	17 465
Effects of changes in operating working capital items:			
■ receivables		(12 101)	(9 369)
■ inventories and ore stockpiles		(42 963)	(7 487)
■ accounts payable and accrued liabilities		14 404	4 272
Cash generated from operations before interest		29 923	4 881
Interest received		2 064	1 033
Interest paid		(1 861)	(1 623)
Income tax paid		(390)	-
Net cash generated from operating activities		29 736	4 291
CASH FLOW FROM INVESTING ACTIVITIES			
Additions to property, plant and equipment*		(73 217)	(68 545)
Financing of contractors	7	(11 276)	(893)
Movement in restricted cash			3 882
Disposal of Syama - net of cash disposed	24		8 571
Net cash used by investing activities		(84 493)	(56 985)
CASH FLOW FROM FINANCING ACTIVITIES			
Ordinary shares issued		105 248	2 133
Long term loans repaid		(11 156)	(11 674)
Long term loans received*		24 877	35 000
Cash generated from financing activities		128 969	25 459
NET INCREASE/(DECREASE) IN CASH AND EQUIVALENTS		74 212	(27 235)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		78 240	105 475
CASH AND CASH EQUIVALENTS AT END OF YEAR		152 452	78 240
Cash at bank and in hand		15 353	9 611
Short term bank deposits		137 099	68 629
		152 452	78 240

The effective interest rate on short term bank deposits was 2.77% (2004: 1.28%). These deposits have an average maturity of thirty days.

* *Excluded from these items is the Loulo power plant acquired under a finance lease agreement of US$6.8 million.*

Notes to the consolidated financial statements

FOR THE YEAR ENDED 31 DECEMBER 2005

1 NATURE OF OPERATIONS

The company and its subsidiaries (the "group") together with its joint ventures carry out gold mining activities and exploration. Currently there are two operating mines in Mali, West Africa: the Morila gold mine, which commenced production in October 2000, and the Loulo mine, which commenced production in November 2005. The group also has a portfolio of exploration projects in West and East Africa. The interests of the group in its operating mines are held through Morila SA ("Morila") which owns the Morila mine and Somilo SA ("Somilo") which owns the Loulo mine. Randgold Resources holds an effective 40% interest in Morila, following the sale to AngloGold Ashanti Limited on 3 July 2000 of one-half of Randgold Resources' wholly-owned subsidiary, Morila SA. Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold Resources and AngloGold Ashanti each appointing one-half of the members of the committee. AngloGold Ashanti Mali SA ("Anser"), a subsidiary of AngloGold Ashanti, is the operator of Morila. Randgold Resources holds an effective 80% interest in Loulo. The remaining 20% interest is held by the Malian government. Randgold Resources is the operator of Loulo. The group has various sizes of exploration programmes ranging from substantial to early stage in Mali West, around Morila and in Senegal, Tanzania, Burkina Faso and Ghana. An updated pre-feasibility study has been completed for the Tongon project in Côte d'Ivoire. As a result of the political situation in Côte d'Ivoire, no further exploration activity was effected in the year. However, new applications have been made and field work is expected to recommence in 2006.

2 SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. A change in accounting policy reflecting the adoption of IFRS 2 "share-based payments" is described in note 6.

BASIS OF PREPARATION: The consolidated financial statements of Randgold Resources Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and certain financial assets and financial liabilities (including derivative instruments) which are carried at fair value through profit and loss. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the the consolidated financial statements, are disclosed in note 3.

The following standards which have been recently issued or revised have not been adopted early by the group. Their impact on the results is discussed below:

- *IFRS 6 Exploration for and Evaluation of Mineral Resources (effective 1 January 2006)*
  The objective of this IFRS is to specify the financial reporting for the exploration for, and evaluation of mineral resources. Adoption of this standard should not affect the financial statements.
- *IFRS 7 Financial Instruments Disclosure (effective 1 January 2007)*
  The objective of this IFRS is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity's financial position; and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The impact of the adoption of the standard is currently being assessed.
- *IFRIC Interpretation 4 Determining whether an arrangement contains a lease (effective 1 January 2006)*
  IFRIC 4 specifies criteria for determining, at the inception of an arrangement, whether the arrangement contains a lease. It also specifies when an arrangement should be reassessed subsequently. Adoption of this standard should not affect the financial statements.
- *IFRIC Interpretation 8 Scope of IFRS 2 (effective 1 May 2006)*
  The interpretation determines whether IFRS 2 applies to transactions in which the entity cannot identify some or all of the goods or services received. The impact of the adoption of the standard is currently being assessed.

The following standards are not applicable to the group:

- *IFRIC Interpretation 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective 1 January 2006)*
- *IFRIC Interpretation 6 Liabilities arising from Participation in a Specific Market - Waste Electrical and Electrical Equipment (effective 1 December 2005)*
- *IFRIC Interpretation 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies (effective 1 March 2006)*

CONSOLIDATION: The consolidated financial information includes the financial statements of the company, its subsidiaries and the company's proportionate share in joint ventures using uniform accounting policies for like transactions and other events in similar circumstances.

SUBSIDIARIES: Subsidiaries are entities over which the group has the power to govern the financial and operating policies, generally accompanying an interest of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired (including mineral property interests) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement. Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES: Joint ventures are those entities in which the group holds a long term interest and which are jointly controlled by the group and one or more venturers under a contractual arrangement. The group's interest in such jointly

2 **SIGNIFICANT ACCOUNTING POLICIES (continued)**

controlled entities is accounted for by proportionate consolidation. Under this method the group includes its share of the joint venture's individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the group's financial statements. The group recognises the portion of gains or losses on the sale of assets by the group to the joint venture that is attributable to the other venturers. The group does not recognise its share of profits or losses from the joint venture that result from the purchase of assets by the group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

The results of joint ventures are included from the effective dates of acquisition and up to the effective dates of disposal. Intercompany accounts and transactions are eliminated on consolidation.

SPECIAL PURPOSE ENTITIES: Special purpose entities ("SPEs") are those undertakings that are created to satisfy specific business needs of the group under which the group has the right to the majority of the benefits of the SPE and/or is exposed to risk incident to the activities thereof. SPEs are consolidated in the same manner as subsidiaries when the substance of the relationship indicates that the SPE is controlled by the group.

SEGMENT REPORTING: A business segment is a group of assets and operations engaged in performing mining or other services that are subject to risks and returns that are different from those of other business segments. A geographic segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations. Corporate and exploration income and costs not directly related to the mining operations are not allocated to segments.

FOREIGN CURRENCY TRANSLATION:

(a) Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in US dollars, which is the company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities which are classified as available-for-sale financial assets, are included in the fair value reserve in equity.

PROPERTY, PLANT AND EQUIPMENT:

(a) Undeveloped properties

Undeveloped properties upon which the group has not performed sufficient exploration work to determine whether significant mineralisation exists, are carried at original acquisition cost. Where the directors consider that there is little likelihood of the properties being exploited, or the value of the exploitable rights have diminished below cost, an impairment is recorded.

(b) Development costs and mine plant facilities

Development costs and mine plant facilities are initially recorded at cost. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, whereafter they are measured at cost less accumulated amortisation and impairment. Development costs and mine plant facilities relating to existing and new mines are capitalised. Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity, and are capitalised until commercial levels of production are achieved, after which the costs are amortised.

(c) Non-mining fixed assets

Other non-mining fixed assets are shown at cost less accumulated depreciation and impairment.

(d) Depreciation and amortisation

Long-lived assets include mining properties, such as free hold land, metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs. Depreciation and amortisation are charged over the life of the mine based on estimated ore tonnes contained in proven and probable reserves, to reduce the cost to estimated residual values. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Total proven and probable reserves are used in the depreciation calculation. The useful lives for Morila and Loulo are estimated at eight and a minimum of ten years respectively. Short-lived assets which include motor vehicles, office equipment and computer equipment, are depreciated over estimated useful lives of between two to five years.

(e) Mining property valuations

The carrying amount of the long-lived assets of the group are compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and net selling price. In assessing the value in use, the expected future cash flows from the asset is determined by applying a discount rate to the anticipated pre-tax future cash flows. The discount rate used is derived from the group's weighted average cost of capital. An impairment is recognised in the income statement to the extent that the carrying amount exceeds the assets' recoverable amount. The revised carrying amounts are amortised in line with group accounting policies. A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of mining assets.

DEFERRED STRIPPING COSTS: In general, mining costs are allocated to production costs, inventories and ore stockpiles, and are charged to mine production costs when gold is sold. However, the open pit mines have diverse grades and waste-to-ore ratios over the mine life, and hence the costs of waste stripping in excess of the expected pit life average stripping

Notes to the consolidated financial statements (continued)

— FOR THE YEAR ENDED 31 DECEMBER 2005 —

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

ratio are deferred. These mining costs, which are commonly referred to as "deferred stripping" costs, are incurred in mining activities that are generally associated with the removal of waste rock. The deferred stripping method is generally accepted in the mining industry where mining operations have diverse grades and waste-to-ore ratios. However industry practice does vary. Stripping costs (including any adjustment through the deferred stripping asset) is treated as a production cost and included in its valuation of inventory. The expected pit life stripping ratios are recalculated annually in light of additional knowledge and changes in estimates.

These ratios are calculated as the ratio of the total of waste tonnes deferred at the calculation date and future anticipated waste to be mined, to anticipated future ore to be mined. Changes in the mine plan, which will include changes in future ore and waste tonnes to be mined, will therefore result in a change of the expected pit life average stripping ratio, which will impact prospectively on amounts deferred or written back. If the expected pit life average stripping ratio is revised upwards, relatively lower stripping costs will, in the future, be deferred in each period, or a relatively higher amount of charges will be written back, thus impacting negatively upon earnings. The opposite is true when the expected pit life average stripping ratio is revised downwards, resulting in more costs being deferred and a positive impact on earnings during the period of cost deferral. Any costs deferred will be expensed in future periods over the life of the pit, resulting in lower earnings in future periods. This method of accounting has the effect of smoothing costs over the life of the project. The directors believe that the method used is the same as the method used by many mining companies in the industry with open pit mines.

INVENTORIES: Include ore stockpiles, gold in process and supplies and spares, and are stated at the lower of cost or net realisable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs. Costs of gold produced inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and mine G&A but excluding transport, refining and taxes. Net realisable value is determined with reference to current market prices. Stockpiles consist of two types of ore, high grade and medium grade ore, which will be processed through the processing plant. In the case of Morila, high grade ore is defined as ore above 4g/t and medium grade is defined as ore above 2g/t. For Loulo, high grade ore is defined as ore above 3.7g/t and medium grade is defined as ore above 1.5g/t. Both high and medium grade stockpiles are currently being processed and all ore is expected to be fully processed within the life of mine. This does not include high grade tailings at Morila which are carried at zero value due to uncertainty as to whether they will be processed through the plant. The processing of ore in stockpiles occurs in accordance with the life of mine processing plan that has been optimised based on the known mineral reserves, current plant capacity and mine design. Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items.

INTEREST: Is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalised as part of property, plant and equipment.

FINANCIAL INSTRUMENTS: These are measured as set out below. Financial instruments carried on the balance sheet include cash and cash equivalents, investments in subsidiaries and joint venture, receivables, accounts payable, borrowings and derivative financial instruments.

INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE: Are stated at amortised cost less any provisions for impairment in the financial statements of the company. Dividends are accounted for when declared. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

DERIVATIVES: Derivatives are initially recognised at fair value on the date a derivative contract is entered into (trade date) and are subsequently remeasured at their fair value, unless they meet the criteria for the "normal purchases normal sales" exemption. On the date a derivative contract is entered into, the group designates the derivative for accounting purposes as either a hedge of the fair value of a recognised asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). Certain derivative transactions, while providing effective economic hedges under the group's risk management policies, do not qualify for hedge accounting. Changes in the fair value of a derivative that is highly effective in offsetting changes in the cash flow of the hedged item, and that is designated and qualifies as a cash flow hedge, are recognised directly in equity. Amounts deferred in equity are included in the income statement in the same periods during which the hedge firm commitment or forecasted transaction affects net profit or loss. Recognition of gains and losses on derivatives which meet the criteria for own use are deferred until settlement. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the income statement. The group formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives designated as hedges to specific assets and liabilities or to specific firm commitments for forecasted transactions. The group formally assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flows of the hedged item. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement. The group does not have any fair value hedges.

RECEIVABLES: Are recognised initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, receivables are measured at amortised cost, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents are carried in the balance sheet at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

REHABILITATION COSTS: The net present value of estimated future rehabilitation cost is recognised and provided for in the financial statements and capitalised within mining assets on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the disturbance occurring and thereafter as and when additional

2 **SIGNIFICANT ACCOUNTING POLICIES (continued)**

disturbance takes place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimates and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognised in the income statement as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are capitalised to mining assets against an increase in the rehabilitation provision. The rehabilitation asset is amortised as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred.

Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

PROVISIONS: Are recognised when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

BORROWINGS: Are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

ACCOUNTS PAYABLE: Are stated at cost adjusted for payments made to reflect the value of the anticipated economic outflow of resources.

DEFERRED TAXATION: Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

EMPLOYEE BENEFITS:

(a) *Pension obligations*

The group has defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) *Termination benefits*

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

(c) *Profit sharing and bonus plans*

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(d) *Share options*

The fair value of the employee services received in exchange for the grant of options or shares after 7 November 2002 is recognised as an expense. The total amount to be expensed rateably over the vesting period is determined by reference to the fair value of the options or shares determined at the grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each balance sheet date and the difference is charged or credited to the income statement, with a corresponding adjustment to equity. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. Refer to note 6.

FINANCE LEASES: Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the income statement over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

REVENUE RECOGNITION: The company enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognised when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mine's smelt house. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group's best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have not been significant historically.

Notes to the consolidated financial statements (continued)

2 **SIGNIFICANT ACCOUNTING POLICIES (continued)**

EXPLORATION AND EVALUATION COSTS: The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realised, ie "probable." In evaluating if expenditures meet this criterion to be capitalised, the directors utilise several different sources of information depending on the level of exploration. While the criteria for concluding that an expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

(a) Exploration and evaluation expenditure on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed as incurred until a final feasibility study has been completed, after which the expenditure is capitalised within development costs if the final feasibility study demonstrates that future economic benefits are probable.

(b) Exploration and evaluation expenditure on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a pre-feasibility study, after which the expenditure is capitalised as a mine development cost. A "pre-feasibility study" consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The pre-feasibility study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

(c) Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost following the completion of an economic evaluation equivalent to a pre-feasibility study. This economic evaluation is distinguished from a pre-feasibility study in that some of the information that would normally be determined in a pre-feasibility study is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are also capitalised. These costs are capitalised within development costs.

EARNINGS PER SHARE: Is computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

FULLY DILUTED EARNINGS PER SHARE: Is presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3 **CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS**

Some of the accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management's view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Future rehabilitation obligations

The net present value of current rehabilitation estimates have been discounted to their present value at 6% per annum, being an estimate of the cost of borrowings. Expenditure is expected to be incurred at the end of the respective mine lives.

Gold price assumptions

The following gold price was used in the mineral reserves open pit optimisation calculation:

Long term gold price	US$425

Uncertainties relating to transactions with a contractor

As explained in note 26 to the financial statements, there are uncertainties relating to the value of the securities held in respect of advances to a contractor and also a claim and counterclaim relating to the Loulo development. The amounts reflected in the financial statements reflect the directors best estimate of the amount that will be recovered in respect of the advances and the outcome of the dispute relating to the cost of the development.

Deferred stripping

As explained in notes 2 and 10, the group defers certain stripping costs based on the expected life of the mine stripping ratio. This ratio is monitored on a regular basis and updated where appropriate, for example to reflect changes to the life of mine plan.

In addition, the group has to apply judgement in determining whether exploration and evaluation expenditure should be capitalised or expensed, under the policy described in note 2.

US$000	Note	Group 31 Dec 2005	Group 31 Dec 2004
4 **INCOME AND MINING TAXES**			
Current taxation		3 127	-
Deferred taxation	12	1 208	-
		4 335	-

US$000	Group 31 Dec 2005	Group 31 Dec 2004
4 INCOME AND MINING TAXES (continued)		
The tax on the group's profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group's Malian operations.		
Profit before tax	45 222	18 793
Tax calculated at tax rate of 35%	15 828	6 577
Income not subject to tax:		
■ Mali tax holiday differences	(11 493)	(6 577)
Taxation charge	4 335	-

The company is not subject to income tax in Jersey. Morila SA benefited from a five year tax holiday until 14 November 2005. Loulo SA also benefits from a five year tax holiday in Mali. The tax holiday commenced on 8 November 2005. The benefit of the tax holiday to the group was to increase its net income by US$11.5 million (2004: US$6.6 million).
Accordingly, had the group not benefited from the tax holiday in Mali, earnings per share would have been reduced by US$0.18 and US$0.11 for the years ended 31 December 2005 and 2004 respectively. Under Malian tax law, income tax is based on the greater of 35 per cent of taxable income or 0.75 per cent of gross revenue.
The Morila and Loulo operations have no assessable capital expenditure carry forwards or assessable tax losses, as at 31 December 2005 and 2004 respectively, for deduction against future mining income.

	Income (numerator) US$000	Share (denominator)	Per share amount US$
5 EARNINGS PER SHARE			
FOR THE YEAR ENDED 31 DECEMBER 2005			
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2005	-	59 226 694	-
Weighted number of shares issued	-	2 475 088	-
Income available to shareholders	38 538	61 701 782	0.62
EFFECT OF DILUTIVE SECURITIES			
Weighted stock options issued to employees	-	2 127 214	-
Fully diluted earnings per share	38 538	63 828 996	0.60
FOR THE YEAR ENDED 31 DECEMBER 2004			
BASIC EARNINGS PER SHARE			
Shares outstanding 1 January 2004	-	58 520 770*	-
Weighted number of shares issued	-	349 862	-
Income available to shareholders**	18 793	58 870 632	0.32**
EFFECT OF DILUTIVE SECURITIES			
Weighted stock options issued to employees	-	1 125 625	-
Fully diluted earnings per share**	18 793	59 996 257	0.31**

* *Reflects adjustments resulting from the sub-division of shares.*
** *Reflects adjustments resulting from the adoption of IFRS 2: Share-based payment.*

6 CHANGES IN ACCOUNTING POLICIES

The company adopted IFRS 2 "Share-based payment" ("IFRS 2") on 1 January 2005. The standard requires an entity to recognise share-based payments transactions in its financial statements. In accordance with the Standard's transitional provisions, the company applied IFRS 2 to share options that were granted after 7 November 2002 and had not yet vested at the effective date of 1 January 2005. This change in accounting policy has been accounted for retrospectively, and the financial statements for 2004 have been restated. The effect of the change for the year ended 31 December 2005 is the recognition of share-based payment expense of US$2.2 million (2004: US$1.3 million). No share options were granted from 7 November 2002 to 31 December 2003. This change impacted basic earnings per share by US$0.03 (2004: US$0.02) and fully diluted earnings per share by US$0.03 (2004: US$0.02).

Share-based payments

The measurement of the fair value of employee services received as consideration for equity instruments of the company, is calculated using the Black-Scholes option pricing model.
The key assumptions used in this model for options granted during the year were as follows:

	Note	2005	2004
Expected life		3 years	3 years
Volatility	6.1	52.12%	46.3%
Risk free interest rate		3.72%	2.88%
Dividend yield		0%	0%
Weighted average share price on grant and valuation date	6.2	US$12.78	US$8.05
Weighted average exercise price	6.3	US$12.78	US$8.05

6.1 Volatility is based on the three year historical volatility of the company's shares on each grant date.
6.2 Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

Notes to the consolidated financial statements (continued)

— FOR THE YEAR ENDED 31 DECEMBER 2005 —

6 **CHANGE IN ACCOUNTING POLICY (continued)**

6.3 The weighted average exercise price is calculated taking into account the exercise price on each grant date. Please refer to page 41 for details provided on share options, including the number and weighted average exercise prices of share options outstanding at the beginning and end of each period, options granted, exercised and lapsed during the period.

The company has amended the format of its income statement so that all expenditure is classified according to its function. As a result, the amounts previously reported as "mine production costs", "movement in production inventory and ore stockpiles", "transfer from/(to) deferred stripping", "depreciation and amortisation" and "general and administrative expenses" have been combined under the heading "mining and processing costs". Comparatives for the year ended 31 December 2004 have been amended to reflect this new format, and the individual components within "mining and processing costs" are disclosed in note 27 to the financial statements.

	US$000	Note	Group 31 Dec 2005	Group 31 Dec 2004	Company 31 Dec 2005	Company 31 Dec 2004
7	**RECEIVABLES**					
	Trade		10 761	4 057		38
	Taxation debtor		19 999	12 356		-
	Advances to contractors		12 169	893		-
	Prepayments		4 637	5 348	663	-
	Other		352	1 013	164	2 212
			47 918	23 667	827	2 250

Advances to contractors comprise advances made to the main contractor at Loulo, MDM Ferroman (Pty) Ltd ("MDM"). MDM was the contractor responsible for construction of the Loulo mine until the main construction contract was taken back on 30 December 2005. Significant uncertainties exist relating to the value of securities supporting these advances. More detail is given in note 26 to the financial statements.

The taxation debtor relates to indirect taxes owing to the group by the State of Mali.

	US$000	Note	Group 31 Dec 2005	Group 31 Dec 2004	Company 31 Dec 2005	Company 31 Dec 2004
8	**INVENTORIES AND ORE STOCKPILES**					
	Consumable stores		12 681	6 091		-
	Short term portion of ore stockpiles		21 994	803		-
	Gold in process		2 236	2 868		-
			36 911	9 762		-
	Long term portion of ore stockpiles		27 868	12 054		-
			64 779	21 816		-
	Ore stockpiles have been split between long and short term based on current life of mine plan estimates.					
9	**PROPERTY, PLANT AND EQUIPMENT**					
	Mine properties, mine development costs and mine plant facilities and equipment.					
	Cost					
	At the beginning of year		151 639	174 304	321	321
	Disposal of Syama	24		(92 994)		-
	Disposals			-	(321)	-
	Additions		84 692	70 329		-
			236 331	151 639		321
	Accumulated depreciation and amortisation					
	At beginning of year		21 785	102 373	321	321
	Disposal of Syama	24		(89 326)		-
	Disposals				(321)	
	Charge for the year		11 910	8 738		-
			33 695	21 785		321
	NET BOOK VALUE		202 636	129 854		-

LONG-LIVED ASSETS

Included in property, plant and equipment are long-lived assets which are amortised over the life of the mine and comprise the metallurgical plant, tailings and raw water dams, power plant and mine infrastructure. The net book value of these assets was US$198.4 million as at 31 December 2005 (2004: US$111.1 million).

SHORT-LIVED ASSETS

Included in property, plant and equipment are short-lived assets which are amortised over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was US$4.2 million as at 31 December 2005 (2004: US$9.1 million).

US$000	Group 31 Dec 2005	Group 31 Dec 2004	Company 31 Dec 2005	Company 31 Dec 2004
9 PROPERTY, PLANT AND EQUIPMENT (continued)				
UNDEVELOPED PROPERTY				
Included in property, plant and equipment are undeveloped property costs of US$9.7 million (2004: US$9.7 million). Refer to note 15 for assets collateralised and under finance lease. Borrowing costs capitalised as part of additions were US$3.2 million (2004: US$0.8 million)				
10 DEFERRED STRIPPING COSTS				
Opening balance	14 884	10 885		-
(Utilised)/additions during the period	(11 197)	3 999		-
	3 687	14 884		-
Short term portion	(1 127)	(6 370)		-
Non-current portion	2 560	8 514		-

The deferred stripping balances at the end of 2005 and 2004 pertain to the Morila mine. In terms of the life of mine plan, pre-stripping is performed in the earlier years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred to future years. These costs are being released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping for Morila were 4.93 in 2005 and 4.36 in 2004. These stripping ratios were calculated taking into account the actual strip ratios achieved of 2.49 and 3.98 for 2005 and 2004 respectively.

US$000	Group 31 Dec 2005	Group 31 Dec 2004	Company 31 Dec 2005	Company 31 Dec 2004
11 INVESTMENTS AND LOANS IN SUBSIDIARIES AND JOINT VENTURES				
Investment in Somilo		-	5 745	5 745
Investment in Morila		-	271	271
			6 016	6 016
Loan - Morila		-	30	64
Loan - Somilo		-	112 738	42 780
Loan - Seven Bridges		-	144	478
			112 912	43 322
		-	118 928	49 338
During 2004, the group sold its share in Somisy to Resolute Mining. The company received net proceeds of US$8.6 million which included the repayment of amounts previously advanced to Somisy. Refer to note 24.				
The group's interest in the Morila joint venture was as follows:				
Non-current assets	44 378	62 748		
Current assets	76 704	42 113		
Total assets	121 082	104 861		
Long term liabilities	9 631	10 812		
Current liabilities	14 033	8 415		
Total liabilities	23 664	19 227		

US$000	Note	2005	2004
12 DEFERRED TAXATION			
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 35% (2004: 35%).			
The movement on deferred taxation is as follows:			
At the beginning of the year			-
Income statement charge	4	1 208	-
At the end of the year		1 208	-
Deferred taxation assets and liabilities comprise of the following:			
Deferred stripping		1 227	-
Deferred taxation liability		1 227	-
Depreciation in excess of tax allowances		(19)	-
Deferred taxation asset		(19)	-
Net deferred taxation liability		1 208	-

US$0.8 million is expected to be recovered in more than 12 months.

Notes to the consolidated financial statements (continued)

— FOR THE YEAR ENDED 31 DECEMBER 2005

US$000	Note	Group 31 Dec 2005	Group 31 Dec 2004	Company 31 Dec 2005	Company 31 Dec 2004
13 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES					
Trade payables		16 776	6 064	383	23
Payroll and other compensation		2 887	532	2 578	532
Accruals		6 169	5 105		-
Other		2 981	2 727	663	757
		28 813	14 428	3 624	1 312
14 PROVISION FOR ENVIRONMENTAL REHABILITATION					
Opening balance		3 701	5 962		-
Disposal of Syama	24		(2 438)		-
Unwinding of discount		254	177		-
Additional disturbances		5 525	-		-
		9 480	3 701		-

As at 31 December 2005, US$5.5 million of the provision relates to Loulo (31 December 2004: US$nil) which is based on estimates provided by environmental consultants in connection with the Loulo feasibility study. The remaining US$3.9 million relates to Morila (31 December 2004: US$3.7 million). The provisions for rehabilitation costs include estimates for the effect of future inflation and have been discounted to their present value at 6% per annum, being an estimate derived from the risk free rate. Limited environmental rehabilitation regulations currently exist in Mali to govern the mines, so the directors have based the provisions on environmental rehabilitation using the standards as set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up to date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group's estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its properties. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate.

US$000	Note	Group 31 Dec 2005	Group 31 Dec 2004	Company 31 Dec 2005	Company 31 Dec 2004
15 BORROWINGS					
Morila power plant finance lease	15.1	4 792	5 787		-
Morila oxygen plant finance lease	15.2	884	1 045		-
Loulo project finance loan	15.3	60 010	35 042		-
Loulo CAT finance lease	15.4	6 843	-		-
		72 529	41 874		-
Less: current portion		(22 991)	(1 156)		-
		49 538	40 718		-

All loans are secured and have variable interest rates, except for the Loulo CAT finance lease.

15.1 Morila power plant finance lease

The Morila power plant finance lease relates to five generators leased from Rolls-Royce for Morila. The lease is repayable over ten years commencing 1 April 2001 and bears interest at a variable rate of interest which as at 31 December 2005 was approximately 20% per annum. The lease is collateralised by plant and equipment whose net book value at 31 December 2005 amounted to US$4.8 million (2004: US$5.8 million). Average annual lease payments of US$1.5 million are payable in instalments over the term of the lease. The company has, together with AngloGold Ashanti, jointly guaranteed the repayment of this lease.

15.2 Morila oxygen plant finance lease

The Morila oxygen plant finance lease relates to three oxygen generating units leased from Air Liquide for Morila. The lease is payable over 10 years commencing 1 December 2000 and bears interest at a variable rate which as at 31 December 2005 was approximately 3.09% per annum. The lease is collateralised by the production units whose net book value at 31 December 2005 amounted to US$0.8 million (2004: US$1.0 million).

15.3 Loulo project finance loan

The US$60 million Loulo project loan was arranged by N M Rothschild & Sons Limited and SG Corporate & Investment Banking, who have been joined in the facility by Absa Bank and HVB Group, and is repayable between June 2006 and September 2009. A first instalment of US$35 million was drawn against the loan in December 2004. A further US$25 million was drawn down in 2005. The loan is collateralised over the assets of the Loulo project with a carrying amount of US$161.1 million (2004: US$82.3 million). Additionally, the company has pledged its interest in Randgold Resources (Somilo) Limited and related assets, and Randgold Resources (Somilo) Limited has pledged its interest in Somilo and related assets to secure Somilo's obligations under this loan. The loan is guaranteed by Randgold Resources until economic completion of the

15 LONG TERM LIABILITIES (continued)

15.3 Loulo project finance loan (continued)

project has been achieved, which is expected before 31 December 2007. The loan bears interest at LIBOR plus 1.75% pre-completion of the Loulo capital programme, or at any time when Randgold Resources continues to be a guarantor of the facility. Post completion until the fourth anniversary of signing facility documentation, the interest rate is LIBOR plus 2.10% and thereafter 2.25%. The weighted average interest rate for the year amounted to 5.14%. Under the terms of this loan, the company is required to enter into certain gold price forward sales. 365 000 ounces of gold have been sold forward over the financial years 2005 to 2009, at an average forward price of US$432 per ounce. The facilities are margin free.

Various debt covenants apply to the loan, including:

- Limitations on material asset disposals and acquisitions;
- Restrictions with regards to the repayment of intercompany debt or dividend payments by Somilo;
- Maintain insurance with reputable insurance companies;
- Establish a Debt Service Reserve Account with the minimum credit balance on all dates equal to the aggregate principal amount of and interest accruing on the loan and the aggregate amount of premium accruing in connection with the Political Risk Insurance during the six month period commencing on such date;
- Certain financial ratios need to be adhered to throughout the loan agreement.

15.4 Loulo CAT finance lease

The Caterpillar finance facility relates to fifteen 3512B HD generator sets and ancillary equipment purchased from JA Delmas and financed by a loan from Caterpillar Finance for Loulo. The lease is payable quarterly over 42 months commencing on 1 August 2005, and bears interest at a fixed rate of 6.03% per annum. The company together with Randgold Resources (Somilo) Limited jointly guaranteed the repayment of this lease. The average lease payments of US$0.5 million are payable in instalments over the term of the lease.

US$000	Group 31 Dec 2005	Group 31 Dec 2004
15.5 Maturities		
The borrowings mature over the following periods:		
Not later than 1 year	22 991	1 156
Later than 1 year and not later than 5 years	49 304	39 434
Later than 5 years	234	1 284
	72 529	41 874
15.6 Finance lease liabilities - minimum lease payments		
Balance of leases outstanding	12 519	6 832
Future finance charges on leases	(3 435)	(4 305)
Present value of finance lease liabilities	9 084	2 527

16 LOANS FROM MINORITY SHAREHOLDERS IN SUBSIDIARIES

US$000	Note	Group 31 Dec 2005	Group 31 Dec 2004	Company 31 Dec 2005	Company 31 Dec 2004
SOMILO	16.1				
Government of Mali - principal amount		551	632		-
Deferred interest		1 932	1 943		-
Loans		2 483	2 575		-
Accumulated profit/(losses)		1 395	(954)		-

16.1 Somilo

The government of Mali loan to Somilo is uncollateralised and bears interest at the base rate of the Central Bank of West African States plus 2%. The accrual of interest ceased in the last quarter of the year per mutual agreement between the shareholders. The loan is repayable from cash flows of the Loulo mine after repayment of all other loans. As at 31 December 2004, the losses of Somilo were attributed to the minority shareholders as their loans are not repayable until there is "net available cash". In the event of a liquidation of Somilo the shareholders loans and deferred interest are not guaranteed.

Notes to the consolidated financial statements (continued)

— FOR THE YEAR ENDED 31 DECEMBER 2005

US$000	Group 31 Dec 2005	Group 31 Dec 2004	Company 31 Dec 2005	Company 31 Dec 2004
17 FINANCIAL LIABILITIES				
Forward gold sales	43 090	15 668		-
Less: non-current portion	(34 151)	(15 448)		-
Current portion	8 939	220		-

17.1 The financial liabilities relate to the Loulo forward gold sales which qualify for hedge accounting. These derivative instruments are further detailed in note 20.

18 EMPLOYMENT COST

The group contributes to several defined contribution provident funds. The provident funds are funded on the "money accumulative basis" with the members' and company contributions having been fixed in the constitutions of the funds. All the group's employees other than those directly employed by West African subsidiary companies, are entitled to be covered by the abovementioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies, are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month. Fund contributions by the group for the years ended 31 December 2005 and 31 December 2004 amounted to US$0.2 and US$0.2 million respectively.

Total staff cost including the above was US$7.9 million (2004: US$3.6 million). This includes the total charge for share-based payments relating to directors and employees, which amounted to US$2.2 million (2004: US$1.3 million).

19 SEGMENT INFORMATION

The group's mining and exploration activities are conducted in West and East Africa. An analysis of the group's business segments, excluding intergroup transactions, is set out below. Syama was on care and maintenance from December 2001, until its sale to Resolute in April 2004. The group undertakes exploration activities in East and West Africa which are included in the corporate and exploration segment.

US$000	Group's 40% share of Morila Mine	Loulo	Corporate and exploration	Total
A) YEAR ENDED 31 DECEMBER 2005				
PROFIT AND LOSS				
Gold sales	120 814	30 688		151 502
Mining and processing costs excluding depreciation	(48 852)	(9 258)		(58 110)
Depreciation and amortisation	(7 206)	(4 704)		(11 910)
Mining and processing costs	(56 058)	(13 962)		(70 020)
Transport and refining costs	(288)	(72)		(360)
Royalties	(8 398)	(1 875)		(10 273)
Exploration and corporate expenditure	(442)	(2 193)	(21 414)	(24 049)
Gain on forward gold sales		45		45
Net other expenses, gains and losses	(740)		(832)	(1 572)
Unwind of discount on provisions for environmental rehabilitation	(254)			(254)
Interest expense	(1 180)	(681)		(1 861)
Interest received	174		1 890	2 064
Profit before income tax	53 628	11 950	(20 356)	45 222
Income tax expense	(4 335)			(4 335)
Net profit	49 293	11 950	(20 356)	40 887
CAPITAL EXPENDITURE	(1 742)	(82 950)		(84 692)
TOTAL ASSETS	121 082	206 412	143 978	471 472
TOTAL EXTERNAL LIABILITIES	23 664	130 280	3 913	157 857
DIVIDENDS (PAID)/RECEIVED	(35 880)		35 880	
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	33 712	9 510	(13 486)	29 736
NET CASH FLOWS UTILISED IN INVESTING ACTIVITIES	(1 742)	(82 751)		(84 493)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(1 156)	24 877	105 248	128 969
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	30 814	(48 364)	91 762	74 212

US$000	Group's 40% share of Morila Mine	Syama	Loulo	Corporate and exploration	Total
19 SEGMENT INFORMATION (continued)					
B) YEAR ENDED 31 DECEMBER 2004					
PROFIT AND LOSS					
Gold sales	73 330	-	-	-	73 330
Mining and processing costs excluding depreciation	(31 766)	-	-	-	(31 766)
Depreciation and amortisation	(8 738)	-	-	-	(8 738)
Mining and processing costs	(40 504)	-	-	-	(40 504)
Transport and refinery costs	(233)	-	-	-	(233)
Royalties	(5 304)	-	-	-	(5 304)
Exploration and corporate expenditure	(571)	-	-	(16 279)	(16 850)
Gain on financial instruments	-	-	-	2 232	2 232
Net other expenses, gains and losses	(1 179)	(658)	-	1 656	(181)
Unwind of discount on provisions for environmental rehabilitation	(177)	-	-	-	(177)
Interest expense	(1 569)	-	-	(54)	(1 623)
Interest received	17	-	-	1 016	1 033
Profit on sale of Syama	-	-	-	7 070	7 070
Income/(loss) before tax and minority interest	23 810	(658)	-	(4 359)	18 793
Tax and minority interest	-	-	-	-	-
Net income/(loss)	23 810	(658)	-	(4 359)	18 793
CAPITAL EXPENDITURE	(1 766)	-	(68 443)	(120)	(70 329)
TOTAL ASSETS	104 861	-	77 117	86 483	268 461
TOTAL EXTERNAL LIABILITIES	19 227	-	55 015	1 429	75 671
DIVIDENDS (PAID)/RECEIVED	(2 800)	-	-	2 800	-
NET CASH FLOWS GENERATED BY/(UTILISED IN) OPERATIONS	16 270	(658)	-	(11 321)	4 291
NET CASH FLOWS GENERATED BY/(UTILISED IN) INVESTING ACTIVITIES	2 116	-	(67 552)	8 451	(56 985)
NET CASH (UTILISED IN)/GENERATED FROM FINANCING ACTIVITIES	(20 805)	-	35 000	11 264	25 459
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(2 419)	(658)	(32 552)	8 394	(27 235)

20 FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS

The group's financial instruments are set out in note 21. In the normal course of its operations, the group is exposed to commodity price, currency, interest, liquidity and credit risk. In managing some of these risks, the group enters into derivative financial instruments. All derivative financial instruments are initially recognised at fair value and subsequently measured at their fair value on the balance sheet.

20.1 Concentration of credit risk

The group's derivative financial instruments and cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable. Gold bullion, the group's principal product, is produced in Mali. The gold produced is sold to reputable gold refineries. Because of the international market for gold the group believes that no concentration of credit risk exists with respect to the selected refineries to which the gold is sold. Included in receivables is US$20.0 million (2004: US$12.4 million) relating to indirect taxes owing to Morila and Loulo by the State of Mali, which is denominated in FCFA. Receivables also include advances to a contractor totalling US$12.2 million (see note 26).

Notes to the consolidated financial statements (continued)

— FOR THE YEAR ENDED 31 DECEMBER 2005 —

20 FAIR VALUE AND RISKS OF FINANCIAL INSTRUMENTS (continued)

20.2 *Foreign currency and commodity price risk*

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro and Communauté Financière Africaine Franc). As a result, the group is subject to transaction exposure from fluctuations in foreign currency exchange rates. In general, the group does not use derivatives to manage these currency risks. Generally, the group does not hedge its exposure to gold price fluctuation risk and sells at market spot prices. Gold sales are disclosed in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices.

20.3 *Interest rates and liquidity risk*

Fluctuation in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements. The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimising risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans. A 1% change in interest rates on the group's borrowings will result in a US$0.6 million impact on profit before tax. The group holds financial investments with an average maturity of 30 days to ensure adequate liquidity.

21 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the group's financial instruments outstanding at 31 December 2005 and 2004. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

US$000	Note	31 Dec 2005 Carrying amount	31 Dec 2005 Fair value	31 Dec 2004 Carrying amount	31 Dec 2004 Fair value
Financial assets					
Cash and equivalents		152 452	152 452	78 240	78 240
Receivables		47 918	47 918	23 667	23 667
Financial liabilities					
Accounts payable		28 813	28 813	14 428	14 428
Short term portion of long term liabilities		22 991	22 991	1 156	1 156
Long term liabilities (excluding loans from outside shareholders)		49 538	49 538	40 718	40 718
Liabilities on forward gold sales	17	43 090	43 090	15 668	15 668
Government of Mali loan		2 483	1 999	2 575	2 575

Hedging instruments	Carrying amount US$000	Forward sales Ounces	Forward sales US$/oz
FINANCIAL INSTRUMENTS			
Details of the group's on balance sheet forward gold sale contracts as at 31 December 2005 (all treated as cash flow hedges):			
Maturity dates			
Year ended 2006	8 939	93 498	431
Year ended 2007	12 532	116 004	438
Year ended 2008	10 618	80 498	431
Year ended 2009	11 001	75 000	430
Total	43 090	365 000	433

Hedging instruments	Carrying amount US$000	Forward sales Ounces	Forward sales US$/oz

21 FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The figures shown above (and below) relate to the derivative financial instruments taken out as a condition of the Loulo project financing.

FINANCIAL INSTRUMENTS

Details of the group's on balance sheet forward gold sale contracts as at 31 December 2004 (all treated as cashflow hedges):

Maturity dates	Carrying amount US$000	Forward sales Ounces	Forward sales US$/oz
Year ended 2005	220	12 504	430
Year ended 2006	2 471	93 498	431
Year ended 2007	3 332	103 500	435
Year ended 2008	4 425	80 498	431
Year ended 2009	5 220	75 000	430
Total	15 668	365 000	432

Estimation of fair values

Receivables, accounts payable, bank overdrafts and cash and cash equivalents. The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments.

Long term debt

The fair value of market based floating rate long term debt is estimated using the expected future payments discounted at market interest rates. No fair value is determinable for the loans from minority shareholders as repayment is contingent on net available cash from the projects.

Gold price contracts

The fair value of gold price forward contracts has been determined by reference to quoted market rates at year end balance sheet dates.

US$000	Group 31 Dec 2005	Group 31 Dec 2004
22 COMMITMENTS AND CONTINGENT LIABILITIES		
22.1 Capital expenditure		
Contracts for capital expenditure	6 000	17 119
Authorised but not contracted for	21 253	8 011
	27 253	25 130

Capital commitments relating to the Morila joint venture amount to US$0.5 million (2004: US$1.1 million). If the group were to early terminate its mining contract at Loulo, it would have to pay a lump sum compensation depending on the maturity of the contract. If the contract was cancelled in 2005 then the payment would have been US$8.3 million (2004: US$10 million). See note 26 concerning a claim in respect of the Loulo development.

23 RELATED PARTY TRANSACTIONS

The service agreement between the company and Randgold & Exploration Company Limited was terminated by mutual agreement effective from 1 April 2004. In order to continue to source certain services from South Africa, Seven Bridges Trading 14 (Proprietary) Limited ("Seven Bridges"), a 100 per cent subsidiary of the company, was incorporated. A service agreement has been entered into between the company and Seven Bridges whereby Seven Bridges will provide certain administrative services to the company who wish to prevail on the cost effective services, expertise and materials available in South Africa. Seven Bridges derives its income from the services it provides to the company for which it charges a monthly fee based on the total employment cost to the company plus 50 per cent. In terms of the Operator Agreement between Morila SA and AngloGold Ashanti Services Mali SA, a management fee, calculated as 1% of the total sales of Morila, is payable to AngloGold Ashanti Mali SA quarterly in arrears. The attributable management fees for the year ended 31 December 2005 amounted to US$1.0 million (2004: US$0.8 million). Purchasing and consultancy services are also provided by AngloGold Ashanti to the mine on a reimbursable basis. The attributable purchases and consultancy services for the year ended 31 December 2005 amounted to US$0.4 million (2004: US$0.5 million).

Notes to the consolidated financial statements (continued)

FOR THE YEAR ENDED 31 DECEMBER 2005

23 RELATED PARTY TRANSACTIONS (continued)

Key management personnel compensation was as follows:

US$000	2005	2004
Short term employee benefits	3 853	3 600
Share-based payments	2 053	974
Total	5 906	4 574

24 SALE OF SYAMA

On 5 April 2004, Resolute Mining purchased the company's 80% interest in the Syama mine. Resolute paid the group US$9.9 million and transaction fees of US$1.2 million were incurred. Furthermore, at a gold price of more than US$350 per ounce, the company would receive a royalty of US$10 per ounce on the first million ounces of production from Syama and US$5 per ounce on the next three million ounces based on the attributable ounces acquired by Resolute Mining. This has not been included in the profit attributable to the sale of Syama and no income has been accrued in the year ended 31 December 2005 as Syama was still on care and maintenance.

The assets and liabilities of Syama disposed of were as follows:

US$000	31 Dec 2004
Property, plant and equipment	3 668
Current assets	3 797
Total assets	7 465
Total liabilities	(5 901)
Net assets	1 564
Proceeds from sale	(8 634)
Profit on disposal of Syama	(7 070)
Proceeds from sale	8 634
Cash disposed	(63)
Net cash on sale	8 571

25 NON GAAP INFORMATION

Total cash cost, total cash cost per ounce and profit from mining activity are non GAAP measures. We have calculated total cash costs and total cash costs per ounce (and hence profit from mining activity) using guidance issued by the Gold Institute. The Gold Institute is a non-profit industry association comprised of leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping and royalties. The transfer to and from deferred stripping is calculated based on the actual historical waste stripping costs, as applied to a life of mine estimated stripping ratio. The costs of waste stripping in excess of the life of mine estimated stripping ratio, are deferred and then charged to production, at the average historical cost of mining the deferred waste, when the actual stripping ratio is below the life of mine stripping ratio. The net effect is to include a proportional share of total estimated stripping costs for the life of the mine, based on the current period ore mined. Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. We have calculated total cash costs and total cash costs per ounce on a consistent basis for the periods presented. Total cash costs, total cash costs per ounce and profit from mining activity should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance.

The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but is not included in total cash costs under the guidance provided by the Gold Institute. The total cost of producing gold calculated in accordance with IFRS would provide investors with an indication of earnings before interest expense and taxes, when compared to the average realised price. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, we believe that total cash costs per ounce is a useful indicator to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies. Within this annual report, the company's discussion and analysis is focused on the "total cash cost" measure as defined by the Gold Institute. The following table reconciles total cash costs and profit from mining

25 NON GAAP INFORMATION (continued)

activity as non GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the years set forth below:

US$000	Year ended 31 Dec 2005	Year ended 31 Dec 2004
Gold sales revenue	151 502	73 330
Mine production costs	66 612	37 468
Movement in production inventory and ore stock piles	(27 137)	(8 512)
Transfer from/(to) deferred stripping	11 197	(3 999)
Transport and refinery costs	360	233
Royalties	10 273	5 304
General and administration expenses	7 438	6 986
Total cash costs	68 743	37 480
Profit from mining activity	82 759	35 850
Depreciation and amortisation	(11 910)	(8 738)
Exploration and corporate expenditure	(21 802)	(15 529)
Share-based payments	(2 247)	(1 321)
Interest and other income, including exchange gains	3 780	10 413
Gain on forward gold sales	45	2 232
Exchange losses and other expenses	(3 542)	(2 491)
Interest expense	(1 861)	(1 623)
Profit before income tax	45 222	18 793

Total cash costs for 2005 include one-off charges totalling US$4.7 million in respect of accounting provisions at Morila against slow moving stock and receivables and the settlement of a dispute of undirect taxes.

26 SIGNIFICANT UNCERTAINTIES RELATING TO TRANSACTIONS WITH A CONTRACTOR

The directors believe that the group is entitled to recover US$30 million from MDM Ferroman (Pty) Ltd ("MDM"), the contractor responsible for construction of the Loulo mine ("the project") until the main construction contract was taken back on 30 December 2005. This comprises payments totalling US$17.8 million which have been capitalised as part of the cost of the project and advances of US$12.2 million included in receivables. Of this latter amount, US$5.2 million is secured by various fixed assets, debtors, bank accounts and personal guarantees, and US$7 million is secured by performance bonds.

In addition to legal action being instituted against MDM and related entities to recover these funds from MDM, the group has obtained a provisional liquidation order against MDM based on an initial claim of US$26 million. An attempt by MDM to have the provisional winding up order rescinded was dismissed on 3 February 2006. Recovery of the full amount from MDM is dependent on the liquidation process and the successful conclusion of the legal action referred to above. The directors believe that the group has sufficient security to recover the full amount of US$12.2 million, but the ultimate value of the security cannot presently be determined. The consolidated financial statements do not reflect any additional provision that may be required if the security is found to be worth less than the receivable.

On 22 January 2006, MDM purported to submit a claim amounting to US$29 million in respect of variations, extension of time and additional costs incurred in respect of the project. This claim has not been submitted in terms of the provisions of the contract, which is a fixed lump sum turnkey project, and the directors believe that, apart from variations already agreed, no additional amounts are due to MDM. However, the ultimate outcome of this matter cannot presently be determined. The consolidated financial statements do not reflect any adjustment to the cost of the Loulo development that may arise from this claim and counterclaim, or any charge that may arise from MDM's inability to settle amounts that are determined to be payable by MDM to the group. The directors believe it is unlikely that this dispute will be resolved in MDM's favour.

27 MINING AND PROCESSING COSTS

Mining and processing costs comprise:

US$000	Year ended 31 Dec 2005	Year ended 31 Dec 2004
Mine production cost	66 612	37 468
Movement in production inventory and ore stockpiles	(27 137)	(8 512)
Transfer from/(to) deferred stripping	11 197	(3 999)
Depreciation and amortisation	11 910	8 738
General and administration expenses	7 438	6 809
	70 020	40 504

Subsidiary and joint venture companies

AT 31 DECEMBER 2005

INTEREST OF RANDGOLD RESOURCES	Issued share capital	Effective holding %	Shares 31 Dec 2005 US$000	Shares 31 Dec 2004 US$000	Indebtedness 31 Dec 2005 US$000	Indebtedness 31 Dec 2004 US$000
Mining Investments Jersey Limited+	2	100		-		-
Randgold Resources (Côte d'Ivore) Limited+	2	100		-		-
Randgold Resources Côte d'Ivoire SARL***	835	100		-		-
Randgold Resources (Mali) Limited+	2	100		-		-
Randgold Resources Mali SARL**	2	100		-		-
Randgold Resources (Senegal) Limited+	2	100		-		-
Randgold Resources (Somilo) Limited+	2	100		-		-
Randgold Resources Tanzania (T) Limited§	2	100		-		-
Seven Bridges Trading 14 (Proprietary) Limited*	1 000	100		-	144	478
Somilo SA**	97 407	80	5 745	5 745	112 738	42 780
Joint Venture Oxford/ Randgold SARL#	100	100		-		-
Morila Limited#	2	50		-		-
Morila SA**	14 285	40	271	271	30	64

Aggregate after-tax profits for the year attributable to the company from its subsidiary and joint venture companies amount to US$21.6 million (2004: 3.8 million negative).

Note:

+ *Companies incorporated in Jersey, Channel Islands*
* *Companies incorporated in South Africa*
** *Companies incorporated in Mali*
*** *Companies incorporated in Côte d'Ivoire*
§ *Companies incorporated in Tanzania*
\# *Joint venture company*

Annual resource and reserve declaration

AT 31 DECEMBER 2005

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES Mine/Project	Category	Tonnes (Mt) 2005	Tonnes (Mt) 2004	Grade (g/t) 2005	Grade (g/t) 2004	Gold (Mozs) 2005	Gold (Mozs) 2004	Attributable gold (Moz)
MORILA								40%
	Measured	20.06	17.32	2.73	2.95	1.76	1.64	
	Indicated	14.01	11.96	3.00	3.56	1.35	1.37	
Sub-total	Measured and indicated	34.07	29.28	2.84	3.20	3.11	3.01	1.24
	Inferred	3.78	4.47	3.19	3.79	0.39	0.54	0.16
LOULO								80%
	Measured	16.86	16.50	3.88	3.96	2.10	2.10	
	Indicated	45.00	16.67	4.78	3.93	6.92	2.11	
Sub-total	Measured and indicated	61.86	33.17	4.54	3.95	9.03	4.21	7.22
	Inferred	9.82	26.31	2.87	4.53	0.90	3.83	0.72
TONGON (NIELLE)								75%
	Measured							
	Indicated							
Sub-total	Measured and indicated							
	Inferred	35.96	34.00	2.69	2.65	3.11	2.89	2.34
TOTAL RESOURCES								
	Measured and indicated	95.93	62.45	3.93	4.27	12.14	7.22	8.46
	Inferred	49.56	64.78	2.76	3.49	4.40	7.27	3.21

AT 31 DECEMBER 2005

PROVED AND PROBABLE ORE RESERVES Mine/Project	Category	Tonnes (Mt) 2005	Tonnes (Mt) 2004	Grade (g/t) 2005	Grade (g/t) 2004	Gold (Mozs) 2005	Gold (Mozs) 2004	Attributable gold (Moz)
MORILA								
	Proved	15.95	11.92	3.21	3.39	1.65	1.30	
	Probable	6.19	13.87	3.63	2.87	0.72	1.28	
Sub-total	Proved and probable	22.14	25.79	3.33	3.11	2.37	2.58	0.95
LOULO								
	Proved	13.75	13.63	3.48	3.71	1.54	1.62	
	Probable	24.82	1.54	5.07	4.44	4.05	0.22	
Sub-total	Proved and probable	38.57	15.18	4.50	3.78	5.59	1.85	4.47
TOTAL RESERVES								
	Proved and probable	60.71	40.97	4.08	3.36	7.95	4.42	5.42

Randgold Resources reports its mineral resources and ore reserves in accordance with the JORC code. The reporting of ore reserves is also in accordance with Industry Guide 7.

Pit optimisation is carried out at a gold price of US$425/oz; UG reserves are also based on a gold price of US$425/oz. Dilution and ore loss are incorporated into the calculation of reserves.

Cautionary note to US investors: The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this annual report, such as "resources" that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

Analysis of shareholding

AS AT 31 DECEMBER 2005

	Number of shareholders	% of shareholders	Number of shares	% shares in issue
SIZE OF SHAREHOLDING				
1 – 10 000	220	66.47	471 503	0.69
10 001 – 25 000	44	13.29	746 820	1.10
25 001 – 50 000	22	6.65	805 529	1.18
50 001 – 500 000	40	12.08	6 198 640	9.10
500 001 – 1 000 000	2	0.60	1 108 437	1.63
Over 1 000 000	3	0.91	58 799 754	86.30
Total	331	100.00	68 130 689*	100.00
TYPE OF SHAREHOLDER				
Individuals	55	16.62	778 617	1.14
Investment and trust companies	6	1.80	156 384	0.23
Nominee companies	258	77.95	66 980 341	98.31
Other corporate bodies	12	3.63	215 348	0.32
Total	331	100.00	68 130 689*	100.00

* *This includes restricted shares which have not vested by 31 December 2005.*

SHAREHOLDINGS OVER 5 PER CENT

The following hold 5 per cent or more of the issued share capital of the company:

	Shareholding	%
Pershing Keen Nominees Limited*	4 000 100	5.87
BNY (Nominees) Limited**	53 610 687	78.69

* *Shares held by Pershing Keen Nominees Limited for Randgold & Exploration Company Limited. These shares were sold in January 2006.*

** *Shares held by BNY (Nominees) Limited are held for and on behalf of the company's ADR holders.*

	Current holding	% of total shares outstanding	Country
TOP TEN SHAREHOLDERS (INCLUDING RETAIL ADRS)			
Retail ADRs	17 594 815	25.90	United States
Merrill Lynch Investment Managers Limited (UK)	6 508 916	9.57	United Kingdom
Randgold Resources (Holdings) Limited	4 000 000	5.87	United Kingdom
Wells Capital Management Inc (Strong capital)	3 393 050	4.99	United States
Van Eck Associates Corporation	3 382 200	4.98	United States
Mackenzie Financial Corporation	3 115 000	4.59	Canada
Legal & General Investment Management Limited	1 769 062	2.60	United Kingdom
Tocqueville Asset Management LP	1 449 200	2.13	United States
Frankin Advisers Inc	1 427 600	2.10	United States
Gabelli Asset Management Company	1 217 200	1.79	United States

	Number of institutions	Total shares by country	% identified of total shares outstanding
GEOGRAPHICAL SPREAD			
United Kingdom	61	19 183 338	28.24
Total United Kingdom	61	19 183 338	28.24
Austria	2	101 050	0.15
France	4	522 235	0.77
Germany	6	307 110	0.45
Ireland	1	38 309	0.06
Italy	1	120 650	0.18
Liechtenstein	1	154 500	0.23
Luxembourg	1	15 000	0.02
Netherlands	1	1 000	0.00
South Africa	2	897 187	1.32
Switzerland	9	1 366 146	2.01
Total Europe	28	3 523 187	5.19
United States	66	39 940 767	58.79
Canada	6	4 810 008	7.08
Bermuda	1	30 980	0.05
Total North America	73	44 781 755	65.92
Australia	1	447 000	0.66
Total Asia, Pacific/Middle East	1	447 000	0.66

Top twenty institutional investors

AS AT 31 DECEMBER 2005


Shares held (000)
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
Merril Lynch Inv Mgrs Ltd (UK)
Wells Capital (Strong Capital)
Van Eck Associates Corporation
Mackenzie Financial Corp
Legal & General Inv Mgmt Ltd
Tocqueville Asset Mgmt LP
Franklin Advisers, Inc
Gabelli Asset Mgmt Co
Artemis Inv Mgmt Ltd
Barclays Global Investors, Ltd
JP Morgan Fleming Asset Mgmt
Evergreen Inv Mgmt Co, LLC
Oppenheimer Funds, Inc
US Global Investors, Inc
Turner Inv Partners, Inc
Hermes Pensions Mgmt Ltd
Lombard Odier Darier Hentsch
RBC Global Inv Mgmt Inc
American Century Inv Mgmt Inc
Sun Valley Gold, LLC

Notice of the annual general meeting

Notice is hereby given that the annual general meeting of the company will be held in the Conference Room of the Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands on Tuesday, 2 May 2006 at 14h15 for the purpose of conducting the following business.

ORDINARY BUSINESS OF THE COMPANY

1 To receive and adopt the company's financial statements for the year ended 31 December 2005 and the reports of the directors and the auditors thereon.

2 To re-elect Dr Aubrey Laurence Paverd (who retires as a director by rotation in accordance with the articles of association of the company) as a director of the company, as recommended by the board of directors of the company.
Dr Paverd was initially appointed to the board of directors of the company on 29 July 1996 and serves on the company's audit committee. In terms of the definitions of the Combined Code and Sarbanes-Oxley Act, Dr Paverd is deemed a non-executive director.

3 To re-elect Mr Bernard Harry Asher (who retires as a director by rotation in accordance with the articles of association of the company) as a director of the company, as recommended by the board of directors of the company.
Mr Asher was initially appointed to the board of directors of the company on 12 June 1997 and serves as the company's senior independent non-executive director, chairman of the audit committee and as a member of the remuneration committee. In terms of the definitions of the Combined Code and Sarbanes-Oxley Act, Mr Asher is deemed a non-executive director.

4 To receive and adopt the report of the remuneration committee.

5 To approve fees payable to directors as follows:

(a) A general annual retainer to all non-executive directors of US$45 000;

(b) An annual committee assignment fee of US$25 000, with an additional premium for membership of the audit committee of US$10 000;

(c) The chairman of a board committee to receive a committee assignment fee of US$40 000;

(d) The senior independent director, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$75 000;

(e) The non-executive chairman, in addition to the general annual retainer but in lieu of any committee assignment fee, to receive an additional US$90 000;

(f) An annual award to each director of US$30 000 to be translated into a number of "restricted" shares. The shares are to vest over a three year period from the date of the award. Vesting would accelarate on the following conditions:
(i) Termination other than resignation or dismissal;

(ii) Voluntary retirement after the age of 65 with a minimum of three years service as a director; and

(iii) Change in control of the company.

6 To re-appoint PricewaterhouseCoopers LLP as auditors of the company.

7 SPECIAL BUSINESS OF THE COMPANY
To consider and, if thought fit, pass a special resolution in the form attached as annexure 1 to this notice to the effect that the company be authorised to purchase certain ordinary shares of US$0.05 each in the company on the terms set out in annexure 1.

NOTES

1 The register of directors' interests and copies of all service contracts of the company will be available from the date of this notice until the conclusion of the annual general meeting, and in the Conference Room of the Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands for at least 15 minutes prior to and during the annual general meeting.

2 A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the company.

3 For the convenience of members who are unable to attend the meeting but wish to be represented at it, a proxy form is attached. Attention is drawn to the fact that, if it is to be valid, the instrument appointing a proxy and the power of a attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially must reach Computershare Investor Services (Channel Island) Limited not less than 48 hours before the time appointed for the meeting.

ANNEXURE 1
Special Resolution
authorising the purchase by the company of its own shares
IT IS RESOLVED THAT:
The company be authorised pursuant to Article 57 of the Companies (Jersey) Law 1991, as amended (the "Law"), to purchase from time to time such number of ordinary shares of US$0.05 each of the company at such price or prices and on such other terms and

conditions as the directors may from time to time determine, but subject to the requirements of the Law, the London Stock Exchange, the United Kingdom Financial Services Authority, the United States Securities and Exchange Commission and The NASDAQ Stock Market and to the following:

(a) this authority shall be valid only until the earlier of the next annual general meeting of the company or the date which is 18 months after the date on which this special resolution is passed;

(b) this authority is limited to the purchase of a maximum of 10 151 472 shares, being 14.9% of the company's issued ordinary share capital at the time the authority is granted; and

(c) acquisitions must not be made at a price more than 5% above the weighted average of the listed price for the issued ordinary shares of the company for the five business days immediately preceding the date of acquisition and must not be made at a price less than par value. For the purpose of this special resolution, "business days" shall mean a day upon which commercial banks are open for normal business, not being a Saturday or Sunday.

By order of the board

David J Haddon

David J Haddon
Secretary

13 March 2006

Shareholders' diary

Financial year end	31 December
Annual general meeting	Tuesday, 2 May 2006

ANNOUNCEMENT OF QUARTERLY RESULTS

First quarter	Monday, 8 May 2006
Second quarter	Thursday, 3 August 2006
Third quarter	Thursday, 2 November 2006
Year end and fourth quarter	Monday, 5 February 2006

TICKER SYMBOLS

Stock Exchange	Ticker Symbol
London Stock Exchange (ords)	RRS
London Stock Exchange (ADRs)	GOLD
Nasdaq Stock Market	GOLD

Group structure



RANDGOLD RESOURCES LIMITED
100%
Mining Investments Jersey Limited
50%
Morila Limited
80%
Société des Mines de Morila SA
100%
Randgold Resources (Côte d'Ivoire) Limited
100%
Randgold Resources (Côte d'Ivoire) SARL
100%
Randgold Resources (Mali) Limited
100%
Randgold Resources Mali SARL
100%
Randgold Resources (Senegal) Limited
100%
Randgold Resources (Somilo) Limited
80%
Société des Mines de Loulo SA
100%
Randgold Resources Tanzania (T) Limited
100%
Seven Bridges Trading 14 (Proprietary) Limited

Operations directory

BURKINA FASO
- Sanmatenga JV
  01 BP 4771, Ouagadougou 01
  Telephone: (226) 36 39 36, Fax: (226) 36 31 46

CÔTE D'IVOIRE
- Randgold Resources Côte d'Ivoire
  c/o 01 BP 725, Abidjan 01
  Telephone: (225) 20 225012, Fax: (225) 20 220516

GHANA
- Randgold Resources Ghana
  c/o Inter Afrique Holdings
  21 Exam Loop, North Ridge, Accra
  Telephone: (233) 21 24 82 67, Fax: (233) 21 66 16 05

LONDON
- London
  4th Floor, 2 Savoy Court, Strand, London, WC2R 0EZ
  Telephone: (44) 207 557 7730, Fax: (44) 207 557 7734

MALI
- Randgold Resources Mali
  104 Rue, 214 Hippodrome, BP E-1160, Bamako
  Telephone: (223) 221 38 55, Fax: (223) 221 81 87
- Loulo mine
  Telephone: (1) 646 722 0991/8, Fax: (1) 646 722 0996
- Morila mine
  Telephone: (31) 205 407 301/2, Fax: (31) 205 407 302

SENEGAL
- Randgold Resources Senegal
  67 Ave Andre Peytavin, BP 887, Dakar
  Telephone: (221) 8 49 17 80, Fax: (221) 8 49 17 84

SOUTH AFRICA
- Seven Bridges Trading
  PO Box 3011, Houghton 2041, South Africa
  Telephone: (27) 11 481 7200, Fax: (27) 11 484 0878

TANZANIA
- Randgold Resources Tanzania
  PO Box 2430, Mwanza, Plot 173, Block D, Isamilo, Mwanza
  Telephone: (255) 28 250 0974, Fax: (255) 28 250 2089
  Office mobile: (255) 744 211 116

Proxy Form

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON TUESDAY 2 MAY 2006 AT 14h15

Randgold Resources Limited ◘ Incorporated in Jersey, Channel Islands ◘ Registration number: 62686

I/We ______________________________

of ______________________________

being the holders of ______________________________ ordinary shares

hereby appoint ______________________________

of ______________________________

or failing him ______________________________

of ______________________________

or failing him, the chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the annual general meeting of shareholders of the company to be held in the Conference Room of The Atlantic Hotel, St. Brelade, Jersey, JE3 8HE, Channel Islands at 14h15 on 2 May 2006 and at every adjournment of that meeting.

Please indicate with an "X" or tick in the appropriate space below how you wish your votes to be cast.

Agenda item	Vote for	Vote against	Abstain
1 Ordinary resolution – Adoption of the directors' report and accounts			
2 Ordinary resolution – Re-election of directors: AL Paverd			
3 Ordinary resolution – Re-election of directors: BH Asher			
4 Ordinary resolution – Adoption of the report of the remuneration committee			
5 Ordinary resolution – Approve the fees payable to the directors			
6 Ordinary resolution – Appoint PricewaterhouseCoopers LLP as auditors of the company			
7 Special resolution – Authorise the purchase of shares for cash			

Signed at ______________________ on ______________________ 2005

____

Signature(s)

Assisted by me (WHERE APPLICABLE) ______________________________

Full names of signatory if signing in a representative capacity. Please use block letters.

Notes to the proxy

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON TUESDAY 2 MAY 2006 AT 14h15

Instructions for signing and lodging the annual general meeting proxy form:

1 A deletion of any printed matter and the completion of any blank spaces need not be signed or initialled. Any alterations must be signed, not initialled.

2 The chairman shall be entitled to decline to accept the authority of the signatory;
   - under the power of attorney; and
   - on behalf of the company,

   unless the power of attorney or authority is deposited at the office of the company's registrars being Computershare Investor Services (Channel Islands) Limited (see address details below) not less than 48 hours (Saturdays, Sundays and public holidays excluded) before the time for holding the meeting.

3 The signatory may insert the name of any person(s) whom the signatory wishes to appoint as his proxy in the blank spaces provided for that purpose.

4 When there are joint holders of shares and if more than one such joint holders be present or represented, then the person whose name appears first in the register in respect of such shares or his proxy, as the case may be, shall alone be entitled to vote in respect thereof.

5 The completion and lodging of this form of proxy will not preclude the signatory from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

6 If the signatory does not indicate in the appropriate place on the face hereof how he wishes to vote in respect of any resolutions, his proxy shall be entitled to vote as he deems fit in respect of that resolution.

7 The chairman of the general meeting may reject or accept any proxy form which is completed other than in accordance with these instructions, provided that he is satisfied as to the manner in which a member wishes to vote.

8 If the shareholding is not indicated on the form of proxy, the proxy will be deemed to be authorised to vote the total shareholding registered in the shareholder's name.

Registrars
Computershare Investor Services (Channel Islands) Limited
PO Box 83
Ordnance House
31 Pier Road, St Helier
Jersey JE4 8PW
Channel Islands
Tel: (44) 1534 825 203

Corporate directory

DIRECTORS
- Philippe Liétard
- Dr D Mark Bristow
- Bernard H Asher - ‡ **
- Jean-Antoine Cramer §
- Robert I Israel *
- Dr Aubrey L Paverd §
- Roger A Williams

* *Chairman of the remuneration committee*
\- *Chairman of the audit committee*
‡ *Member of the remuneration committee*
§ *Member of the audit committee*
** *Senior independent*

SECRETARY AND REGISTERED OFFICE
- David J Haddon, La Motte Chambers, St Helier, Jersey, Channel Islands

REGISTRARS
- Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey, JE4 8PW, Channel Islands

UNITED STATES DEPOSITARY
- American Depositary Receipts The Bank of New York, Shareholder Relations Department, 101 Barclay Street, New York, NY, 10286

UK TRANSFER OFFICE
- Computershare Services plc 7th Floor, Jupiter House Triton Court, 14 Finsbury Square London, EC2A 1BR

AUDITORS
- PricewaterhouseCoopers LLP (London)

PRINCIPAL BANKERS
- National Westminster Bank plc
- Citibank NA

LEGAL COUNSEL
- Ogier (Jersey)
- Fulbright & Jaworski LLP (New York)
- Ashurst (London)

BROKERS
- HSBC Investment Bank plc

LISTING
- Randgold Resources Limited was listed on the London Stock Exchange on 1 July 1997 (trading symbol: RRS) and the Nasdaq National Market on 11 July 2002 (trading symbol: GOLD).

INVESTOR RELATIONS
- To obtain additional information about the company or to be placed on the company's distribution list, please contact: Kathy du Plessis, Randgold Resources Investor Relations, PO Box 87386, Houghton, 2041, South Africa.
  Telephone: (27) 11 728 4701, Fax: (27) 11 728 2547, E-mail: randgoldresources@dpapr.com

WEBSITE
- Our website is regularly updated to supply you with the latest information on the company. www.randgoldresources.com

Total shareholder return vs HSBC global gold index



Volume traded
Index
2 500 000
2 250 000
2 000 000
1 750 000
1 500 000
1 250 000
1 000 000
750 000
500 000
250 000
0
200
180
160
140
120
100
80
60
40
20
0
Randgold Resources UK
Randgold Resources ADR (US)
HSBC Global Gold Index
Volumes (LSE, Nasdaq)
Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan
2004
2005
2006

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